UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Manual for Attendance at the
Special Shareholders’ Meeting

of August 30, 2019 - at 10 a.m.

Approve the merger of Banco Bradesco Cartões S.A.,
wholly-owned subsidiary of Banco Bradesco S.A.

Table of Content
Message from the Chairman of the Board of Directors	1
Call Notice	2
Information on the Special Shareholders’ Meeting	4
Quorum for the meeting	4
Quorum of Resolutions	4
Exercise of Voting Rights	4
Holders of common shares	4
Holders of American Depositary Receipts (ADRs)	4
Attendance at Special Shareholders’ Meeting	5
In-person attendance	5
Attendance by proxies	5
Attendance by Distance Voting	6
Attendance via electronic voting platform	8
Special Shareholders’ Meeting	9
Proposal for merger of Banco Bradesco Cartões S.A. (Bradesco Cartões)	9
Supplementary Information	10
Exhibit 20-A - required by Article 20-A of CVM Instruction No. 481, of December 17, 2009	11
Exhibit 21 - required by Article 21 of CVM Instruction No. 481, of December 17, 2009	19
Instrument of Protocol and Justification of Merger	20
Transcription of the Minutes of the Meetings of the Board of Directors and of the Audit Committee	22
Proxy Template	26
Exhibits to the Protocol Instrument and Work Proposals and Compensation of KPMG Auditores Independentes	27

Message from the Chairman of the Board of Directors

Cidade de Deus, Osasco, SP, July 29, 2019

Dear Shareholders,

I invite you to attend the Special Shareholders’ Meeting of Banco Bradesco S.A. (Bradesco or Company), which will be held on August 30, 2019, at 10 am, at which time you will have the opportunity to discuss and vote on matters related to the proposal of the Board of Directors for the merger, by this Company, of Banco Bradesco Cartões S.A. (Bradesco Cartões), a wholly-owned subsidiary of Bradesco, according to the Call Notice that is part of this Manual and will be published in the official newspapers starting tomorrow, July 30.

It is important to note that, in the event that it is not possible to attend the event, the exercise of voting rights may be manifested to Bradesco through proxy or Distance Vote Ballot, in accordance with current legislation, and we are providing a voting electronic platform. All of these options aim to ensure the full participation of shareholders at the Meeting.

In line with our commitment to transparency and the democratization of information, we concentrate in this Manual all the information and guidance required by applicable Law, as well as others that may assist you in the thorough assessment of matters to be resolved by shareholders holding common shares at the Meeting and, consequently, in the best decision-making by vote.

In order for you to have sufficient time for due consideration of the matters that will be submitted to your resolution, all necessary documents are being made available to the market on this date, 32 days in advance of the meeting.

In the certainty of continuing to count on your support, Bradesco remains at your disposal for any further clarifications.

Have a good event everyone!

Banco Bradesco S.A.

Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors

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Call Notice

Banco Bradesco S.A.

Corporate Taxpayers’ ID No. 60.746.948/0001-12 – Company Registration Number 35.300.027.795

Publicly Held Company

Special Shareholders’ Meetings

We invite the shareholders of this Company to meet at Special Shareholders’ Meetings (SSM), to be held on August 30, 2019, at the times indicated below, at the registered office, at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Prédio Vermelho, Salão Nobre, 5º andar, to discuss and resolve on the following Agendas:

Special Shareholders’ Meeting – 10am

Pursuant to the Board of Directors’ proposal for the merger, by this Company, of its wholly-owned subsidiary Banco Bradesco Cartões S.A. (Bradesco Cartões), Corporate Taxpayers’ ID No. 59.438.325/0001-01:

1)         ratify the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões;

2)         approve the Appraisal Reports of this Company and Bradesco Cartões;

3)         approve the “Instrument of Protocol and Justification of Merger”, signed between this Company (Absorbing Company) and Bradesco Cartões (Absorbed Company);

4)         approve the merger of Bradesco Cartões by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.

Special Shareholders’ Meeting – 10:20 am

(...)

Special Shareholders’ Meeting – 10:40 am

(...)

___________________________________________________________________

Attendance at Meetings: pursuant to Article 126 of Law No. 6.404/76, as amended, to attend and vote at the Shareholders’ Meeting(s) the shareholder should note that:

•

in addition to the identity document, they must also present proof of ownership of the shares issued by the Company issued by the custodian, provided that, for holders of book-entry shares held at Bradesco, the presentation of said proof is not required;

•

if the shareholder cannot be present at the Shareholders’ Meetings, they may be represented by a proxy appointed less than a year ago, provided that such proxy is a shareholder, a director of the Company, a Lawyer or a financial institution, where the administrator of investment funds must represent their members, noting that corporate shareholders may be represented in accordance with their articles of incorporation/articles of organization;

•

prior to being sent to Bradesco, corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required);

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•

in order to expedite the process and facilitate the work of the Meetings, we request that the proof of ownership of the shares, the proxy and the eventual declaration of vote, at the discretion of the shareholder, be filed at the Company’s head office, preferably, at least two (2) business days prior to the Shareholders’ Meetings, at Banco Bradesco S.A. Secretaria Geral - Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900. A copy of the documentation may also be forwarded in advance to the email address governancacorp@bradesco.com.br;

•

if you choose to vote at a distance, you must express your intention to vote by sending the respective Distance Vote Ballot: 1) to the bookkeeper of the Company’s shares through the entire Bradesco Branch Network; or 2) to its custody agents providing such service, in the case of shareholders holding shares filed with a central depositary; or 3) directly to the Company. For additional information, observe the rules set forth in CVM Instruction 481/09 and the procedures described in the Distance Vote Ballots provided by the Company, as well as in the respective Manuals for Attendance at Special Shareholders’ Meetings;

•

for investors with shares in custody of B3 or directly in the bookkeeper, in addition to the above-mentioned attendance processes, Bradesco will also allow the voting right to be exercised electronically, until 11 am of August 27, 2019 (for further information, see the Manual);

•

for a better flow of work, shareholders’ access to Salão Nobre on the 5th floor, where the Meetings will be held, will be allowed from 9am, when they can clarify any doubts regarding the matters to be resolved.

_____________________________________________________________________________

Documents available to shareholders: all legal documents and additional information required for review and exercise of voting rights are available to shareholders in the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and of CVM (http://cvmweb.cvm.gov.br/SWB/Sistemas/SCW/CPublica/CiaAb/FormBuscaCiaAb.aspx?TipoConsult=c).

Further information may be obtained from the Investor Relations website - banco.bradesco/ri - Corporate Governance, at the Bradesco Branch Network or through the email address governancacorp@bradesco.com.br.

Osasco, SP, July 29, 2019

Luiz Carlos Trabuco Cappi

Chairman of the Board of Directors

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Information on the Special Shareholders’ Meeting

This Manual deals exclusively with the Special Shareholders’ Meeting called at 10am on August 30, 2019, in accordance with the Law and the Articles of Incorporation.

The Call Notice, in this Manual, lists all the matters to be examined, discussed and voted on at the Special Shareholders’ Meeting, not allowing the inclusion of other matters which require resolution by the shareholders’ meeting.

The documentation regarding the Special Shareholders’ Meeting is part of this Manual and is available to shareholders at the Market Relations Department, Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and may also be queried on the websites of Bradesco (banco.bradesco/ri), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresas-listadas.htm) and the Brazilian Securities and Exchange Commission - CVM (http://cvmweb.cvm.gov.br/SWB/Sistemas/SCW/CPublica/CiaAb/FormBuscaCiaAb.aspx?TipoConsult=c).

Quorum for the meeting

According to Article 125 of Law No. 6.404/76, this Special Shareholders’ Meeting shall be held on first call with the presence of shareholders representing at least one fourth (1/4) of the share capital with voting rights (Common shares) and, on second call, with any number.

Quorum of Resolutions

Under Article 129 of Law No. 6.404/76, resolutions are passed by an absolute majority of votes, not counting blank votes.

Exercise of Voting Rights

Holders of common shares

Pursuant to Brazilian Law and Bradesco’s Articles of Incorporation, shareholders holding common shares will have voting rights in all matters listed on the Agenda.

Holders of American Depositary Receipts (ADRs)

Holders of American Depositary Receipts (ADRs), backed by common shares, will be entitled to vote on the matters listed on the Agenda.

Holders of ADRs will be duly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco shares.

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Attendance at Special Shareholders’ Meeting

In-person attendance

The shareholders of the Company holding common shares may attend the Special Shareholders’ Meeting by going to its head office and declaring their votes.

Holders of preferred shares may attend the Special Shareholders’ Meeting and discuss the matters on the Agenda, but may not vote on the matters submitted for resolution.

According to the provisions of Article 126 of Law No. 6.404/76, shareholders shall attend the Special Shareholders’ Meeting providing, in addition to the identity card, proof of ownership of the Company’s shares, issued by the depositary financial institution and/or custodian. Management recommends that such proof be issued within two (2) business days prior to the date of the said Meeting.

Corporate shareholders, such as Commercial Companies and Investment Funds, shall be represented in accordance with their By-Laws/Articles of Incorporation, submitting documents proving the good standing of the representation, accompanied by the Minutes of election of the Directors, if applicable, at the place and time indicated in the item below.

Attendance by proxies

Shareholders may also be represented by a proxy appointed less than a year ago, provided that they are a shareholder, Bradesco manager, Lawyer or financial institution, where an investment fund manager shall represent their members, pursuant to Paragraph One of Article 126 of Law No. 6.404/76, and the principal’s signature on the proxy must be notarized at the Notary’s Office. Please note also that corporate shareholders may be represented in accordance with their by-laws/articles of incorporation, without the obligation of the respective proxies being shareholders, Bradesco managers, a Lawyer or a financial institution.

In order to assist shareholders, the Proxy Form contained in this Manual may be used, in which case the proxy shall vote in strict accordance with the instructions contained in the respective proxy instruments.

Optionally, shareholders may also grant a proxy with a text different from that suggested herein, provided that it expressly contains the powers granted and the precise identification of both the principal and the agent.

When the shareholder is represented by proxy, the legality of the proxy must be examined before the start of the Special Shareholders’ Meeting, as well as the ownership of the shares.

In order to expedite the process and facilitate the work of the Special Shareholders’ Meeting, we request that the proof of ownership of the shares, the proxy and the eventual declaration of vote, at the discretion of the shareholder, be filed at the Company’s head office, preferably, at least two (2) business days prior to the Special Shareholders’ Meeting, at Banco Bradesco S.A. Secretaria Geral - Área Societária – Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900. A copy of the documentation may also be sent to governancacorp@bradesco.com.br.

Prior to being sent to Bradesco, corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required).

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Attendance by Distance Voting

As provided for in Articles 21-A and following of CVM Instruction No. 481/09, the Company’s shareholders may also exercise their voting rights at the shareholders’ meeting by means of distance voting, to be formalized in a document called “Distance Vote Ballot” (Ballot), which is available in the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or on the Brazilian Securities and Exchange Commission - CVM website (http: // systems .cvm.gov.br/?CiaDoc).

General Orientations

✓  Holders of common shares with positions held until the date of the Special Shareholders’ Meeting shall be entitled to vote on all matters contained in the Ballot.

A shareholder who decides to exercise their distance voting rights in the modalities described in items I and III below shall:

✓  access the Company’s website (banco.bradesco/ri) or CVM’s website (http://sistemas.cvm.gov.br/?CiaDoc);

✓  print the Ballot, fill in all the fields, observing the instructions contained in each matter;

✓  initial all pages and sign it;

✓  attach the documents in the table below:

Documents to be submitted with the Ballot	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID number and photo ID of the shareholder or their legal representative[1]

	-	X	X
Restated ByLaws or Articles of Incorporation[2]

	-	X	X
Document attesting to the powers of representation[2]

	-	-	X
Restated and updated regulations of the fund

(1)             Accepted ID: ID card, foreigner’s registration card (RNE), driver’s license, Passport and officially recognized professional registration card.

(2)             For investment funds, documents of the manager and/or administrator, observing the voting policy.

The corporate documents and representation of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese. The respective translations must be registered in the Register of Deeds and Documents (no sworn translation is required).

The ballot vote shall be delivered by the shareholder by one of the options described below, up to seven (7) days prior to the date of the Special Shareholders’ Meeting, i.e., up to and including August 23, 2019:

I.           Upon delivery of the completed and signed Ballot to one of Bradesco’s Branches

This option is exclusively intended for shareholders holding shares deposited with Bradesco, as the bookkeeper of the shares issued by Bradesco:

Shareholders with a position in our Share Registration Book shall deliver the ballot to any of Bradesco Branches by and including August 23, 2019, during local bank business hours, so that the information contained in their Ballot, in their presence, may be transferred to Bradesco’s systems. Once the operation is completed, you will receive the voting receipt.

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Important: Bradesco Branches will not receive the Ballots after the banking hours of August 23, 2019.

The Management emphasizes that the above procedures may not be adopted for shareholders holding shares in custody of B3 and/or with any other custody agent. In this case, the provisions of item II below shall be observed, as follows.

II.        By voting instructions transmitted by the shareholders to their respective custody agents

This option is exclusively for shareholders holding shares deposited with B3. In this case, the distance voting will be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers (Custodian Agents) that maintain their positions in custody:

The holder of shares deposited with B3, who chooses to exercise their distance voting rights, shall do so by transmitting their voting instruction to the Custodian Agent who holds their shares in custody, subject to the rules determined by them, which will thereafter refer such vote to the B3 Depositary Office.

As the provision of the service for collection and transmission of the Ballot filling instructions is optional for Custodian Agents, we recommend that the shareholder check whether their custodian is qualified to provide such service and the procedures established by them for issuing the instructions to vote, as well as the documents and information required by them.

Pursuant to article 21-B of CVM Instruction No. 481/09, the shareholder shall transmit the instructions to fill out the Ballot to their custody agents by and including August 23, 2019, except if a different deadline, always prior to that date, is established by their custody agents.

Bradesco informs that if your respective Custody Agent does not provide distance voting services, the shareholder will have the option of sending their Ballot and applicable documents directly to the Company, pursuant to item III below.

III.      By directing your voting guidance directly to the Company

This option may be used by all shareholders of the Company:

If the Shareholder chooses to direct their voting instructions directly to the Company, the Shareholder shall send, by postal mail, a printed version of the Ballot together with the certified copies of the documents indicated in the table above, in due time, no later than August 23, 2019 (inclusive), at its head office at Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, Osasco, SP, Brazil - CEP 06029-900.

The shareholder may also, if preferring to do so, send the documents to the Company beforehand, by sending the scanned copies of the Ballot and the aforementioned documents to the email address governancacorp@bradesco.com.br.

In any case, it is indispensable that Bradesco receive by August 23, 1919 (including this date), at the aforementioned address, the original Ballot and a certified copy of the other documents previously sent by email to the shareholder.

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Within three (3) days from the receipt of the physical copies of said documents, the Company will notify the shareholder, through the email address indicated by the shareholder in the Ballot, regarding the receipt of the documents and their acceptance.

A Ballot received by Bradesco that is not duly completed and/or is not accompanied by the supporting documents described on page 6 will be disregarded.

The Company points out that:

✓  as determined by article 21-S of CVM Instruction 481/09, the B3 Depositary Office, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any diverging instructions regarding the same resolution that may have been issued by the same Individual Taxpayers’ ID or Corporate Taxpayers’ number;

✓  at the end of the distance voting period, i.e. August 23, 2019 (inclusive), the shareholder may not change the voting instructions already sent, unless present at the Special Shareholders’ Meeting or represented by proxy, upon explicit request to disregard the voting instructions sent via Ballot before the respective matters are put to the vote.

Attendance via electronic voting platform

For investors with shares in custody in B3 or directly in the bookkeeper, in addition to the attendance processes listed above, Bradesco will also allow the free exercise of voting rights electronically.

Therefore, the shareholder who wishes to do so should access the link www.proxyvoting.com.br, request access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

Bradesco points out that the voting procedure through the electronic platform must be completed by 11 am on August 27, 2019.

Additional information may be obtained from the telephone numbers and email address of the electronic platform website mentioned herein.

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Special Shareholders’ Meeting

Proposal for merger of Banco Bradesco Cartões S.A. (Bradesco Cartões)

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. (Bradesco or Company) hereby submits a proposal for the merger by this Company of its wholly-owned subsidiary Banco Bradesco Cartões S.A. (Bradesco Cartões), upon presentation of the following matters for your consideration and resolution:

1)         ratification of the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões;

2)         approval of the Appraisal Reports of this Company and Bradesco Cartões;

3)         approval of the “Instrument of Protocol and Justification of Merger”, signed between this Company (Absorbing Company) and Bradesco Cartões (Absorbed Company);

4)         approval of the merger of Bradesco Cartões by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.

The operation:

•        aims to promote corporate reorganization with the objective of: a) seeking greater synergy and operational efficiency, with the consequent optimization and rationalization of financial, operational, administrative and legal costs arising from the maintenance of Bradesco Cartões; b) consolidating the business strategy of operating the portfolio of cards/account holders (credit and debit cards) in a single legal entity, Bradesco; and c) simplifying communication with account holders and the market, considering the uniformity of the customer base and the fact that the Bradesco Cartões brand is already consolidated and nothing will change in the benefits already assured to customers;

•        if approved, it will follow the clauses and characteristics listed in the Instrument of Protocol enclosed.

For additional information, see: Exhibit 20-A and Exhibit 21, respectively, corresponding to Articles 20-A and 21 of CVM Instruction No. 481, December 17, 2009.

--------------------------

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Information required by the Applicable Law

Supplementary Information

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Exhibit 20-A - required by Article 20-A of CVM Instruction No. 481, of December 17, 2009

1.         Protocol and justification of the operation, under the terms of Arts. 224 and 225 of Law No. 6.404 of 1976

        See Protocol Instrument.

2.         Other agreements, contracts and pre-contracts governing the exercise of voting rights or the transfer of shares issued by the companies surviving or resulting from the operation, filed at the Company’s head office or to which the Company’s controlling shareholder is a party.

Not applicable.

3.         Description of the operation including:

a)         Terms and conditions

See Protocol Instrument.

b)        Obligations to indemnify:

i.     The managers of any of the companies involved

Not applicable.

ii.   If the operation does not materialize

Not applicable.

c)         Comparative table of the rights, advantages and restrictions of the shares of the companies involved or resulting, before and after the operation

Bradesco Cartões’ shares will be extinguished upon approval of the transaction. The merger of Bradesco Cartões, the capital of which is fully owned by Bradesco, will not entail any change in the rights, advantages and restrictions granted to Bradesco shares, listed below:

Banco Bradesco S.A.
Type	Rights	Benefits	Restrictions
Common Share

•  voting rights;

•  in the case of a public offering arising from the eventual disposal of control of the Company, the common shares not part of the control block will be entitled to receive one hundred percent (100%) of the amount paid per common share held by the controlling shareholders.

•   shall be entitled to dividends and/or shareholders’ equity that may be declared as of the date of their inclusion in the shareholders’ position. They will also be fully entitled to any advantages attributed to other shares as of said date.

• Conversion of common shares into preferred shares is not permitted.
Preferred Share

•  priority in the reimbursement of the Share Capital in the event of liquidation of the Company;

•  dividends ten percent (10%) greater than those attributed to common shares;

•  inclusion in a public offering arising from the eventual disposal of control of the Company, being assured to its holders the receipt of the price equal to eighty percent (80%) of the amount paid per common share, part of the control block.

		• same.	• are not entitled to vote, except as provided by Law; • conversion of preferred shares into common shares is not permitted.

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d)        Possible need for approval by bond holders or other creditors

Not applicable.

e)         Assets and liabilities elements that will make up each portion of the equity, in case of spin-off

Not applicable.

f)          Intention of the resulting companies to obtain securities issuer registration

Not applicable. Bradesco will continue to be registered with the CVM as an issuer of Category A securities and Bradesco Cartões will be terminated as a result of the merger.

4.         Plans for conducting company’s affairs, notably as regards specific corporate events intended to be promoted

There is no specific corporate event to be promoted.

5.         Analysis of the following aspects of the operation:

a)         Description of key expected benefits, including:

i.                Synergies

This merger will provide for the consolidation and centralization of Bradesco’s assets and liabilities, with the simplification of:

✓  the corporate structure and the consequent elimination and/or reduction of financial, operating, administrative and legal costs arising from the maintenance of Bradesco Cartões;

✓  communication with account holders and the market, given that the Bradesco Cartões brand is already consolidated and the benefits to customers will not change; and

✓  from the market’s perspective, considering the standardization of the customer base, focusing on results, as it operates in a single legal entity and maintains the Bradesco Cartões brand.

ii.              Tax benefits

The transaction will be carried out at book value and, therefore, will not produce tax effects.

iii.            Strategic Advantages

The strategic advantages of this operation are the simplification of the corporate structure  and/or reduction of financial, operating, administrative and legal costs arising from the maintenance of Bradesco Cartões.

With the merger, the portfolio of account holders will be adjusted at Bradesco. Recently, other portfolios of non-account holders were adjusted, migrating from Bradesco to Banco Bradescard S.A.

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With these movements, non-account holders were concentrated at Banco Bradescard S.A. and account holders will be concentrated at Bradesco.

Bradesco Cartões has always operated under the structure of the Bradesco Organization and the brand is consolidated as one of the main brands in the cards sector. This restructuring will not bring any change to the customers, maintaining all current benefits.

b)        Costs

For this merger we will have a cost of approximately R$23.5 million, related to systemic adjustments and fees of Lawyers and independent auditors.

c)         Risk factors

As the capital stock of Bradesco Cartões is already fully owned by the Company and the purpose of the transaction is to reduce the ownership structure and costs, we do not foresee any relevant risks since:

(i)   there will be no impact on customers, who will remain with the same benefits, services and conditions of use as provided in the product regulations; and

(ii) for employees, responsibilities, personnel structure, facilities and telephone numbers remain unchanged.

d)        In the case of a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

Not applicable, as the share capital is fully owned by Bradesco.

e)        Substitution ratio

Not applicable, since the share capital is fully owned by Bradesco, so that no new Bradesco shares will be issued as a result of the merger.

f)          In operations involving parent companies, subsidiaries or companies under common control

i.            Share substitution ratio calculated in accordance with Art. 264 of Law No. 6.404, 1976;

Not applicable.

ii.          Detailed description of the substitution ratio negotiation process and other terms and conditions of the operation

        Not applicable.

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iii.        If the operation has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of a controlling block interest:

•        Comparative analysis of the substitution ratio and the price paid for the acquisition of control

                          Not applicable.

•        Reasons for any differences in valuation in different operations

                          Not applicable.

iv.       Justification of why the substitution ratio is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the substitution ratio is not commutative, payment details or equivalent measures adopted to ensure adequate offset.

        Not applicable.

6.         Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the operation was discussed, including any dissenting votes

See transcript of the Minutes of the Board of Directors’ Meeting, dated July 29, 2019.

See transcript of the Minutes of the Fiscal Council’s Meeting dated July 29, 2019.

7.         Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation

See Report prepared by KPMG Auditores Independentes, which is an integral part of the Instrument of Protocol and Justification of Merger signed between Bradesco and Bradesco Cartões, available to the shareholders as of this date, on the websites indicated below, pursuant to Official Letter-Circular/CVM/SEP/No. 03/2019:

CVM www.cvm.gov.br – Regulated Information – Companies – Company Information Query – Company Information and Documents Enter Banco Bradesco S.A. > Banco Bradesco S.A. > Categories: “Economic and Financial Information” - “Appraisal Report”;

Bradesco              banco.bradesco/ri – Corporate Governance – Meetings – Appraisal Reports.

7.1. Identification of any conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation.

There is no conflict of interest involving the financial institutions, companies and professionals who prepared the operation documents.

8.         Draft articles of incorporation or amendments thereto of the companies resulting from the operation

The operation will not entail any change to Bradesco’s ByLaws.

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9.         Financial statements used for the purposes of the operation pursuant to the specific standard

See Report prepared by KPMG Auditores Independentes, which is an integral part of the Instrument of Protocol and Justification of Merger signed between Bradesco (Absorbing Company) and Bradesco Cartões (Absorbed Company), available to the shareholders as of this date, on the websites indicated below, pursuant to Official Letter-Circular/CVM/SEP/No. 03/2019:

        CVM www.cvm.gov.br – Regulated Information – Companies – Company Information Query – Company Information and Documents Enter Banco Bradesco S.A. > Banco Bradesco S.A. > Categories: “Economic and Financial Information” - “Appraisal Report”;

                                  Bradesco banco.bradesco/ri – Corporate Governance – Meetings – Appraisal Reports.

10.    Pro forma financial statements prepared for the purpose of the operation, pursuant to the specific standard

Not applicable.

11.   Document containing information about directly involved companies other than publicly-held companies, including

a)   Risk factors, pursuant to items 4.1 and 4.2 of the reference form

     The share capital of Bradesco Cartões, a company to be absorbed, is fully owned by Bradesco and, therefore, the risk factors related to its activities are described in Bradesco’s Reference Form, which addresses the risks to which all Bradesco Organization is subject.

Refer to the website banco.bradesco/ri - Market Information - Reports and Spreadsheets - CVM - Reference Form (see item 4).

b)   Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form.

     The operation will not represent a reduction or increase in risk exposure, since the company to be absorbed is Bradesco Cartões, whose share capital is fully owned by Bradesco.

c)    Description of its activities, pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form

Banco Bradesco Cartões acting as a multiservice bank, aims to engage in active, passive and ancillary operations inherent in the respective authorized portfolios (commercial, investment, credit, financing and investment), including exchange, in accordance with the Laws and regulations in force.

For clarity and analysis purposes, we inform that the complete data of all business related to cards appear in the Bradesco Organization’s Consolidated Financial Statements available at banco.bradesco/ri – reports and spreadsheets – Financial information.

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Operating Segment Information

Bradesco Cartões makes available to its customers a line of credit cards under the brands American Express, Elo, Visa and Mastercard, and pre-paid Visa and Elo cards, which stand out for the wide range of benefits and amenities offered to their members.

Revenues from credit card operations developed by Bradesco Cartões are earned through:

•               fees for purchases made at merchants;

•               issue fees/annual fees;

•               interest on financed balances;

•               interest and fees on ATM withdrawals; and

•               interest on prepayment of amounts to be received by merchants, which made sales to credit card holders.

Bradesco Cards customers are offered the most complete line of credit cards and related services, including:

•               cards restricted to Brazil;

•               international cards, valid in Brazil and abroad;

•               cards for high-spending customers, such as: “Gold”, “Platinum”, and “Infinite/Black” from Visa, American Express, and MasterCard;

•               multiple cards, a combination of credit and debit functions in the same card, which in addition to traditional bank transactions can be used for purchasing transactions;

•               co-branded cards, issued through partnerships with companies;

•               affinity cards, issued through civil associations, such as: sports clubs and non-governmental organizations; and

•               payroll-deductible cards, with partnerships such as INSS and Public Agencies.

The activities described above will be assumed by Bradesco after the merger of Bradesco Cartões.

Distribution Channels

Cards and payment products of Bradesco Cartões are distributed through the distribution channels used by Bradesco Organization (branches, PABs, etc.).

Bradesco Cartões also uses digital channels (self-service, contact center and Internet) to offer products to customers.

The credit card market in Brazil is highly competitive. The competitors of Bradesco Cartões are Banco do Brasil S.A., Itaú Unibanco Holdings S.A. and Banco Santander (Brasil) S.A. The Management believes that the main competition factors in this area are interest rates, annual fees, card distribution network and benefits offered on the cards.

There are no customers that account for more than 10% of Bradesco Cartões revenue.

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d)   Description of economic group, pursuant to item 15 of the reference form

Bradesco Cartões, a closely-held corporation, is wholly owned by Bradesco. Regarding Bradesco, refer to the website banco.bradesco/ri - Market Information - Reports and Spreadsheets - CVM - Reference Form (see item 15).

e)   Description of share capital, pursuant to item 17.1 of the reference form

Company	Approval Date	Capital Value (R$)	Number of Common Shares (units)	Number of Preferred Shares (units)	Total Number of Shares (units)
Banco Bradesco Cartões S.A.	June 30, 2019	5,470,960,776.27	1,904,631,304	1,904,631,300	3,809,262,604

Regarding Bradesco, refer to the website banco.bradesco/ri - Market Information - Reports and Spreadsheets - CVM - Reference Form (see item 17.1).

12.    Description of capital structure and control after the operation, pursuant to item 15 of the reference form

The operation will not result in any change in Bradesco’s capital structure and control, as there will be no issuance of Bradesco shares to be attributed to any third party.

The descriptions of the economic group should be consulted on Bradesco’s website - banco.bradesco/ri – Market Information - Reports and Spreadsheets - CVM - Reference Form (see item 15).

13.    Number, class and type of securities of each company involved in the operation held by any other companies involved in the operation, or persons related to such companies, as defined by the rules dealing with the public offering for the acquisition of shares.

The company involved in the operation (Bradesco Cartões) is wholly owned by Bradesco.

14.    Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the operation.

Not applicable.

15.    Report covering all business carried out in the last six (6) months by the following persons with securities issued by the companies involved in the operation:

a)         Companies involved in the operation

i.           Private Purchase Operations

Not applicable

ii.          Private Sale Operations

Not applicable

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iii.       Purchase operations in regulated markets

Not applicable

iv.       Sales operations in regulated markets

Not applicable

b)        Related parties to companies involved in the operation

i.           Private Purchase Operations

Not applicable.

ii.         Private Sale Operations

Not applicable.

iii.       Purchase operations in regulated markets

Bradesco shares were acquired by Bradesco managers at Stock Exchange (B3) at market prices.

The aforementioned operations are available pursuant to CVM Instruction No. 358 on the CVM website – Enter Banco Bradesco S.A.> Banco Bradesco S.A. > Categories: Securities Traded and Held (Art. 11 of CVM Instruction 358) > Query.

iv.       Sales operations in regulated markets

Not applicable.

16.    Document whereby the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Opinion No. 35, 2008

        Not applicable.

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Exhibit 21 - required by Article 21 of CVM Instruction No. 481, of December 17, 2009

Exhibit 21 required by CVM Instruction No. 481, of December 17, 2009

Appraiser Information

1.    List the appraisers recommended by management

KPMG Auditores Independentes, with subsidiary at Avenida Dionysia Alves Barreto, 500, Conjuntos 1001, 1002, 1003, 1004, 1009 and 1010, Corporate Taxpayers’ ID No. 57.755.217/0022-53, registered with CRC under No. 2SP028567/O-1 F SP.

2.    Describe the qualification of the recommended appraisers

KPMG Auditores Independentes, a Brazilian company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Represented by a network of independent firms providing Audit, Tax and Advisory services, globally, with a consistent set of accounting and financial skills and expertise based on each client’s in-depth industry knowledge. KPMG member firms can be found in 153 countries and territories. Together, they employ more than 207,000 professionals worldwide among our diverse practices.

3.    Provide a copy of work proposals and compensation of the recommended appraisers

See KPMG proposal starting on page 23.

4.    Describe any material relationship in place within the last three (3) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that address this matter

KPMG Auditores Independentes is the company responsible for the external audit of the Bradesco Organization since 2011, always observing compliance with ethical and independence requirements that regulate the profession of external auditor.

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Instrument of Protocol and Justification of Merger

Instrument of Protocol and Justification of Merger signed between Banco Bradesco S.A. (Absorbing Company) and Banco Bradesco Cartões S.A. (Absorbed Company)

Instrument of Protocol and Justification of Merger

Banco Bradesco S.A., with registered office established at Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900, registered with the National Directory of Legal Entities No. 60.746.948/0001-12, bearer of the Board of Trade Company Registration No. 35.300.027.795, hereinafter simply referred to as Bradesco, herein represented by its Officers, Mr. André Rodrigues Cano, Brazilian citizen, married, bank employee, bearer of the Identity Card No.  8.487.985-3, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 005.908.058/27; and Mr. Edson Marcelo Moreto, Brazilian citizen, married, bank employee, bearer of the Identity Card No. 19.121.312-3, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 091.302.478/37, both domiciled at Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, CEP 06029-900; and  Banco Bradesco Cartões S.A., with registered office established at Núcleo Cidade de Deus, Prédio Prata, 4o andar, Vila Yara, Osasco, São Paulo, CEP 06029-900, registered with the National Directory of Legal Entities No. 59.438.325/0001-01, bearer of the Board of Trade Company Registration No. 35.300.120.990, hereinafter simply referred to as Bradesco Cartões, herein represented by its Officers, Mr. André Rodrigues Cano, identified above; and Mr. Francisco José Pereira Terra, Brazilian citizen, married, bank employee, bearer of the Identity Card No. 13.739.154-7, issued by the Public Safety Department, State of São Paulo, registered with the Brazilian Treasury Department as an Individual Taxpayer No. 111.112.668/24, domiciled at Alameda Rio Negro, no. 585, 15o andar, Edifício Bradesco, Alphaville, Barueri, São Paulo, CEP 06454-000, enter into this “Instrument of Protocol and Justification of Merger” according to the provisions set forth in Articles 224, 225 and 227 of the Act 6.404/76 and subsequent amendments, by means of which the operation of Merger of Bradesco Cartões by Bradesco shall be submitted to the examination and resolution of the shareholders of the Companies in Special Shareholders’ Meetings to be held on 08.30.2019, and which, once authorized, shall meet the following conditions:

I.

it intends to promote the corporate reorganization in order to: a) seek greater operational synergy and efficiency, with the consequent optimization and rationalization of the financial, operating, administrative and legal costs resulting from the maintenance of Bradesco Cartões; b) consolidate the strategy of the business concerning the operation of cards/account holders portfolio (credit and debit cards) in a single legal entity, Bradesco; and c) simplify the communication with the account holders and the market, considering the standardization of the client base and the fact that the brand Bradesco Cartões is already consolidated and the benefits already ensured to clients will not be changed;

II.	it will be carried out on 8.30.2019, based on the specific Balance Sheets prepared on 6.30.2019 by the Companies involved;
III.

KPMG Auditores Independentes, with registered office established in the Municipality of Osasco, State of São Paulo, at Avenida Dionysia Alves Barreto, no. 500, 10[o] andar, conjuntos 1001, 1002, 1003, 1004, 1009 and 1010 registered with the National Directory of Legal Entities No. 57.755.217/0022-53, registered with the Regional Council of Accountancy No. 2SP028567/O-1 F SP, which appointment shall be ratified by the General Meetings of the

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Companies involved, shall be responsible for the appraisals of the net equities of Bradesco and Bradesco Cartões, for the book value, in the respective reference date 6.30.2019;

IV.

according to the specific balance sheets of the Companies, the following net equities were appraised: Bradesco - BRL 133,636,476,147.67 and Bradesco Cartões - BRL 8,663,864,931.03 on the reference date 6.30.2019;

V.

the three billion, eight hundred and nine million, two hundred and sixty-two thousand, six hundred and four (3,809,262,604) shares issued by Bradesco Cartões shall be cancelled as a result of the merger;

VI.

considering that Bradesco holds the total capital share of Bradesco Cartões, there will be no relation of substitution or issue of new shares by Bradesco, and the net equity of Bradesco Cartões shall be extinguished, in exchange for the item “Investments”, registered at Bradesco, which fully reflects the net equity of Bradesco Cartões;

VII.

as a result of the previous item, once the operation of merger of Bradesco Cartõesis approved, there will be no increase of the capital stock of Bradesco, and the stocks that represent the capital stock of said company shall not be altered;

VIII.	considering that Bradesco Cartões does not have minority shareholders, the provisions set forth in Articles 137 and 264 of the Corporation Law shall not apply;
IX.

the changes in equity verified in Bradesco Cartões between the reference date of 6.30.2019 and the consolidation of the merger operation (8.30.2019) shall become part of the accounting events of that Company and, on the date of the event, shall be transferred to Bradesco;

X.

Bradesco shall accept all obligations of Bradesco Cartões, or the ones that are imposed to it, in addition to any rights known in the present or in the future, related to the properties, rights and obligations that comprise the net equity of Bradesco Cartões to be merged by Bradesco, pursuant to the provisions set forth in the caput of Article 227 of the Act 6.404/76. Said succession effects referred to in Article 227 also reach the agreements with suppliers, agreements, business partnerships and bank correspondents, as applicable, necessary for the continuity of the operations after the merger;

XI.

once the values set forth in this Instrument are confirmed and the respective reports are approved, the merger operation shall be consolidated, with the winding up of Bradesco Cartões, and Bradesco shall succeed it;

XII.	the merger shall not cause any change to the By-Laws of Bradesco;
XIII.	the operation shall be submitted to the approval and ratification by the Central Bank of Brazil;
XIV.

the “Instrument of Protocol and Justification of Merger, the Appraisal Reports based on book value, accompanied by the respective Balance Sheets of the Companies, are part of this “Instrument of Protocol and Justification of Merger”.

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Transcription of the Minutes of the Meetings of the Board of Directors and of the Fiscal Council  - required by item 6 of Exhibit 20-A of CVM Instruction No. 481, of December 17, 2009

Transcription of the Minutes of the Meetings of the Board of Directors and of the Audit Committee

Minutes of the Special Shareholders’ Meeting No. 3,164, of the Board of Directors of Banco Bradesco S.A., held on July 29, 2019 – Corporate Taxpayers’ ID No. 60.746.948/0001-12 – Company Registration No. 35.300.027.795. On July 29, 2019, at 10 a.m., at the headquarters, Núcleo Cidade de Deus, Prédio Vermelho, 4o andar, Vila Yara, Osasco, SP, the members of the Board of Directors gathered, under the chairmanship of Mr. Luiz Carlos Trabuco Cappi, with Mr. Antonio José da Barbara, as Secretary. Participated, as guests, Messrs. Lázaro de Mello Brandão, Chairman of the Controlling Companies of the Bank; Octavio de Lazari Junior, Chief Executive Officer; Edson Marcelo Moreto, Executive Deputy Officer; Marcelo Santos Dall’Occo and Oswaldo Tadeu Fernandes, Department Officers; Henrique Leme Pinto Lima, Officer of Banco Bradesco BBI S.A.; and Antonio Campanha Junior, of the Governance Secretariat. During the meeting, the Board Members examined, discussed and registered the proposals of this Board to be submitted to the Company's shareholders for resolution at the Special Shareholders’ Meetings to be held on August 30, 2019, as follows:

I.        Merger of Banco Bradesco Cartões S.A.

“Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. (Bradesco or Company) hereby submits a proposal for the merger by this Company of its wholly-owned subsidiary Banco Bradesco Cartões S.A. (Bradesco Cartões), upon presentation of the following matters for your consideration and resolution:

1)       ratification of the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões;

2)       approval of the Appraisal Reports of this Company and Bradesco Cartões;

3)       approval of the “Instrument of Protocol and Justification of Merger”, signed between this Company (Absorbing Company) and Bradesco Cartões (Absorbed Company);

4)       approval of the merger of Bradesco Cartões by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.

The operation:

•        aims to promote corporate reorganization with the objective of: a) seeking greater synergy and operational efficiency, with the consequent optimization and rationalization of financial, operational, administrative and legal costs arising from the maintenance of Bradesco Cartões; b) consolidating the business strategy of operating the portfolio of cards/account holders (credit and debit cards) in a single legal entity, Bradesco; and c) simplifying the communication with the account holders and the market, considering the uniformity of the customer base and the fact that the Bradesco Cartões brand is already consolidated and nothing will change in the benefits already assured to customers;

•        if approved, it will follow the clauses and characteristics listed in the Instrument of Protocol enclosed.”

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Also present at the meeting were, exclusively, during the presentation of this topic, the members of the Fiscal Council, Messrs. Ariovaldo Pereira, Domingos Aparecido Maia, José Maria Soares Nunes and Ivanyra Maura de Medeiros Correia, who left the room after the end of the presentation. Mr. Walter Luis Bernardes Albertoni, member of the Fiscal Council, participated by teleconference, due to being out of the place of the meeting, as per prerogative of Paragraph Four of Article 11 of the Charter of the Fiscal Council.

II.       Ratification of the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank

" Dear shareholders,

Bradesco’s Board of Directors hereby submits the following matters for your consideration and resolution:

1)       to ratify the decision to acquire one hundred percent (100%) of the share capital of BAC Florida Bank, pursuant to Share Purchase Agreement, whose celebration was disclosed to the market in the Material Fact of May 6, 2019.

The conclusion of the transaction is also subject to prior approval by the relevant Brazilian and US regulatory agencies.

According to the Material Fact of May 6, 2019, BAC Florida Bank is a Coral Gables, Florida-based bank with over 45 years of experience in the US banking industry, focusing on high-income non-resident individuals.

With the acquisition, Bradesco will take over all operations of BAC Florida Bank, with the main objective of expanding the offer of investments in the USA to its high income (Prime) and Private Bank customers, as well as offering other banking services in the US market, such as checking account, credit card, and mortgage. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

For more information on the acquisition of the controlling interest of BAC Florida Bank, see Exhibits 19, corresponding to Article 19 of CVM Instruction No. 481/09”;

2)       to ratify the appointment of PricewaterhouseCoopers Serviços Profissionais Ltda., hired by the management to prepare the Appraisal Reports of BAC Florida Bank.”

III.      Proposal for partial amendment of the By-Laws

“Dear Shareholders,

Bradesco’s Board of Directors hereby submits the following matters for your consideration and resolution:

1)       to amend Article 5 of the By-Laws to include reference to the exercise of securities portfolio management, in the categories fiduciary administrator and asset manager;

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2)       to amend Paragraph Three of Article 8 of the By-Laws, improving its wording, without change of concept;

3)       to amend item “s” of Article 9 of the By-Laws, to adjust the duties of the Board of Directors regarding the area of internal controls and risk management, making them in line with the Company’s current practices;

4)       to restate the By-Laws, with the changes mentioned above.”

If approved the proposal, the above statutory provisions will be effective with the following wording after the approval of the process by the Central Bank of Brazil: “Article 5) The purpose of the Company is to perform banking transactions in general, including foreign exchange, and manage securities portfolio activities, in the categories of fiduciary administration and asset management.”; “Article 8) Paragraph Three - In the vacancy of the position and in the absence or temporary impediment of the Chairman of the Board, the Vice-Chairman shall take over. In the absences or temporary impediments thereof, the Chairman shall appoint a substitute among the other members. If the office of Vice-Chairman becomes vacant, the Board shall appoint, from among its members, a replacement, who shall serve for the remainder of his term of office.” “Article 9) item s) oversee the risk management and internal controls environment.”

Registered the proposals, the Board members:

i.        resolved to call the shareholders of the Company to meet at Special Shareholders’ Meetings to be held on August 30, 2019, at 10 am; 10:20 am and 10:40 am;

ii.       granted authorization to the Board of Executive Officers to take all necessary steps to publish the Call Notice;

iii.      examined, discussed and approved the contents of the Manuals for Attendance in the Special Shareholders’ Meetings convened herein; and the Material Fact about the proposed merger, which will be disclosed to the market on this date;

iv.      authorized the Board of Executive Officers to instruct The Bank of New York Mellon to initiate the proxy voting process for ADR holders, so that the proxy cards reflect exactly the matters to be resolved in the Distance Voting Ballot that the Company is preparing for availability on this date in the domestic market.

Quorum of Resolutions: unanimous vote.

Nothing further was discussed, closing the meeting and drawing up this Minute that the Directors sign. ss) Luiz Carlos Trabuco Cappi; Carlos Alberto Rodrigues Guilherme; Denise Aguiar Alvarez; João Aguiar Alvarez; Milton Matsumoto; Alexandre da Silva Glüher; Josué Augusto Pancini and Maurício Machado de Minas.

Minutes of the Special Meeting No. 501, of the Fiscal Council of Banco Bradesco S.A., held on July 29, 2019 - Corporate Taxpayer's ID No. 60.746.948/0001-12 - Company Registration No. 35.300.027.795. On July 29, 2019, at 10:30 a.m., at the headquarters, Núcleo Cidade de Deus, 4o andar do Prédio Vermelho, Vila Yara, Osasco, SP, the Members of the Fiscal Council met, chaired by Mr. Ariovaldo Pereira, who invited Mr. Domingos Aparecido Maia as Secretary, registering the participation of Mr. Walter Luis Bernardes Albertoni by teleconference, due to the fact that he was outside the place where the meeting was being held, according to Paragraph Four of Article Eleven of the Charter of the Fiscal Council. Starting the activities, the the Coordinator informed that the meeting had been convened with the purpose of proceeding with the registration of the Opinion issued by the Members on the Proposal of the Board of Directors of Banco Bradesco S.A. (Company), registered in the Special Meeting, of that Body, of this date, to be submitted to the approval in the Special Shareholder´s Meeting of Bradesco, on August 30, 2019, at 10:00 a.m., in order to absorb Banco Bradesco Cartões S.A., wholly-owned subsidiary of the Company, pursuant to the Articles 224, 225 and 227 of the Law No. 6,404/76. Then, they waived the transcription of the Opinion, which is an integral part of these Minutes, as an Attachment. As there was nothing else to be discussed, the meeting was brought to an end, and these Minutes were drafted and signed by the Members of the Fiscal Council. ss) Ariovaldo Pereira; Domingos Aparecido Maia; José Maria Soares Nunes; Walter Luis Bernardes Albertoni and Ivanyra Maura de Medeiros Correia. “Fiscal Council´s Opinion Banco Bradesco S.A. The undersigned, members of the Fiscal Council of Banco Bradesco S.A. (Bradesco or Company), pursuant to the provisions of Item III of Article 163 of Law No. 6,404 / 76, having examined the Proposal of Bradesco's Board of Directors to, pursuant to the provisions of Articles 224, 225 and 227 of Law No. 6,404/76, incorporate Banco Bradesco Cartões S.A., wholly-owned subsidiary of Bradesco, are of the opinion that the Instrument of Protocol and Justification of Merger and other documents pertaining to the transaction are in condition of appreciation by the Company´s shareholders in the Special Shareholder´s Meeting to be held on August 30, 2019, at 10:00 a.m. Cidade de Deus, Osasco, SP, July 29, 2019. ss) Ariovaldo Pereira; Domingos Aparecido Maia; José Maria Soares Nunes; Walter Luis Bernardes Albertoni and Ivanyra Maura de Medeiros Correia.”

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Proxy Template

By this proxy instrument, [NAME OF SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], ID No. ........................ /[ISSUER], Individual Taxpayers’ ID No. ............................, with address at [FULL ADDRESS], appoints as its proxy Mr. [NAME OF PROXY], [NATIONALITY] [MARITAL STATUS], [PROFESSION], ID No. ........................ /[ISSUER] Individual Taxpayers’ ID No. ..........................., with address at [FULL ADDRESS], with specific powers to represent him, as shareholder of Banco Bradesco S.A. (BRADESCO), at the Special Shareholders’ Meeting of the Company to be held on August 30, 2019, at 10 am, at the head office, Núcleo Cidade de Deus, Vila Yara, Osasco, SP, Salão Nobre, 5º andar, Prédio Vermelho, exercising voting rights as holder of common shares issued by said BRADESCO, with the power to submit proposals, examine, discuss and vote on the matters that will be submitted to the resolution of the said Meeting. The proxy hereby appointed may also sign minutes, books, papers, terms and more, as necessary, for the proper and faithful fulfillment of this proxy and shall exercise the powers granted to them, observing the limits imposed by the legislation in force and the agenda of the matters listed in the call notice, in accordance with the guidance below:

1)         ratify the appointment of KPMG Auditores Independentes to prepare the Appraisal Reports of this Company and of Bradesco Cartões:

☐ in favor ☐ against ☐ abstain

2)         approve the Appraisal Reports of this Company and of Banco Bradesco Cartões:

☐ in favor ☐ against ☐ abstain

3)         approve the “Instrument of Protocol and Justification of Merger”, signed between this Company (Absorbing Company) and Banco Bradesco Cartões (Absorbed Company):

☐ in favor ☐ against ☐ abstain

4)         approve the merger of Banco Bradesco Cartões, by this Company, in accordance with Articles 224, 225 and 227 of Law No. 6.404/76, as amended.:

☐ in favor ☐ against ☐ abstain

[City, State] ............ ........., 2019

_______________________________

[shareholder name]

(notarized signature)

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Exhibits to the Protocol Instrument and Work Proposals and Compensation of KPMG Auditores Independentes

Exhibits to the Protocol Instrument and Work Proposals and Compensation of KPMG Auditores Independentes

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Proposal for professional services

Audit

July 17, 2019

kpmg.com/BR

KPMG Auditores Independentes

Av. Dionysia Alves Barreto, 500 - 10º andar - Cj. 1001 –

Centro 06086-050 - Osasco/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 2856-5300, Fax +55 (11) 2856-5320

www.kpmg.com.brwww

To

Banco Bradesco S.A and Banco Bradesco Cartões S.A

Osasco – São Paulo

July 17, 2019

Attn.:  Audit Committee and Marcelo Santos Dall’Occo

Dear Sirs:

We are pleased to present the KPMG Auditores Independentes (KPMG) 's proposal for professional services regarding the issue of appraisal report that will be used as a basis for the merger process of Banco Bradesco Cartões S.A accounting equity by Banco Bradesco S.A.

The purpose of this draft is to confirm our understanding of the conditions and objectives of our work, as well as the nature and limitations of the services that will be provided, and the confidence that KPMG will provide the resources necessary to serve you with professionalism, and technical capacity required to perform the audit.

As previously reported, we were unable to complete our risk management assessments and other applicable approvals required to complete the normal engagement relationship acceptance procedures. Accordingly, as we continue to work on the methods mentioned above, we have sent this draft proposal so that you may become aware of its content until the evaluation procedures are satisfactorily completed.

Once the results of the above procedures are complete, we will inform you, and we will then be able to complete the process for issuing our final service proposal.

Very truly yours

Carlos Massao Takauthi                                                      Talita Silva

Partner                                                                                 Manager

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity.

Contents

1 – Approach to work	3
2 – Report to be issued	4
3 - Fees	6
4 – Other terms and conditions for engaging our services	9
5 - Acceptance	12
Appendix I - Terms and conditions
Appendix II - Service invoicing terms and conditions

1 – Approach to work

Nature and Scope of Services

The objective of our purpose is to perform audit procedures in accordance with Brazilian and international auditing standards, with the purpose of issuing appraisal reports on June 30, 2019 of Banco Bradesco S. A and Banco Bradesco Cartões S.A. with the objective  to comply with the requirement of Article 227 of Law No. 6404 of 1976 and Central Bank Circular No. 3,017 (“BACEN”) and will be used as a basis for the process of incorporation of the net equity of Banco Bradesco Cartões by Banco Bradesco S.A pursuant to the Merger Protocol and Justification will be issued between the parties.

As part of our audit process to issuance of appraisal reports, we shall request written confirmation from Management and, where appropriate, from those charged with governance, concerning the representations submitted to us.

Our audit with specific purpose of issuance appraisal reports will be conducted in accordance with Brazilian and International standards on auditing, supplemented, whenever necessary, by KPMG’s policies.

It is our professional responsibility to issue an appraisal report, and Banco Bradesco S.A. and Banco Bradesco Cartões S.A.’s Management is responsible for the preparation of the financial statements, as well as for any statements contained therein that will be used as a basis for the preparation of said appraisal report.

As a result of the inherent limitations in internal controls and the fact that the audit is performed based on sampling and there exists other limitations of an audit, an audit cannot provide absolute assurance that there are no misstatements in the financial statements resulting from fraud, irregularities or error.

As required by professional auditing standards, the examination of internal controls is performed exclusively to determine the nature, extent and timing of our other audit procedures. Therefore, we are not being engaged to report on the internal control structure of the Banco Bradesco S.A. and Banco Bradesco Cartões S.A., nor to issue a report on these controls.

2 – Appraisal Report to be issued

As a result of our work, we shall issue the following documents:

Two appraisal reports on the accounting net equity determined through the accounting books, in accordance with CTG 2002 issued by the Federal Accounting Council and the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil and prepared to be submitted to the Central Bank of Brazil (BACEN) and the Commercial Registry, as defined below:

- appraisal report on the accounting net equity for the period ended June 30, 2019 of Banco Bradesco S.A., determined through accounting books and adjusted to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, for purposes of incorporation of net equity of Banco Bradesco Cartões SA, pursuant to the Merger Protocol and Justification entered between the parties;

- appraisal report on the accounting net equity for the period ended June 30, 2019 of Banco Bradesco Cartões S.A., determined through accounting books and adjusted to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, which will be used to purposes of merger of Banco Bradesco Cartões S.A. by Banco Bradesco S.A., pursuant to the Merger Protocol and Justification entered between the parties.

The dates for submitting the aforementioned report will be separately set with you.

3 - Fees

Fixed fees, taxes not included in the price,

no expenses included in the price

For the execution of the services objectified by this proposal, Banco Bradesco S.A. will pay KPMG fees in the amount of R$ 130,000.00 [One hundred and thirty thousand reais], which exclusively include:

1. Remuneration of the work to be performed, considering the various professional categories that should be involved in their execution;

2. The applicable taxes (ISS, PIS, and COFINS) by the legislation in force at the date of signature of this proposal. However, the burden of any taxes required by the municipality of the place where Banco Bradesco S.A. is established or the place in which the services will be provided in whole or in part, in whatever denomination or form, will be borne directly by or through Banco Bradesco S.A. the amount of fees payable. In addition, the Parties agree that any tax increases will be automatically passed on to Banco Bradesco S.A. to maintain the economic and financial balance established in this agreement.

3. Coverage of ordinary expenses incurred by KPMG in performing the services proposed herein. Regular expenses, according to this provision, are usual expenses, such as those incurred for telephone calls, photocopying, infrastructure, food, and transportation, if they are incurred in the urban areas where KPMG has an office.

The total amount of the above net and specific fees, as recognized by the parties, shall be paid as follows:

• R $ 130,000.00 [One hundred and thirty thousand reais], equivalent to the total amount, shall be paid within 30 (thirty) business days after the date of signature of this document;

The fees agreed herein do not include:

a. The extraordinary expenses, thus understood, under the terms of this agreement, those incurred for travel and hotel stays, as well as those incurred outside the urban area in which KPMG has an office, whether for food, mobility, photocopying, and others. Therefore, extraordinary expenses are the sole responsibility of Banco Bradesco S.A., which, according to dates and locations previously agreed with KPMG, will provide all necessary measures, such as booking tickets and hotels, delivery of the respective vouchers to KPMG professionals, payment to suppliers of such services or reimbursement to KPMG of expenses not previously scheduled.

If KPMG fails to undertake any travel and the corresponding service due to the absence of Banco Bradesco S.A. in the provision of the abovementioned acts, liability for any loss or damage shall be the sole responsibility of Banco Bradesco S.A.

b. Inflationary expectations, in compliance with current legislation and considering that the current stability in price indices will be maintained until the respective settlements.

Therefore, our fees will be adjusted annually, according to the General Market Price Index, published by Fundação Getúlio Vargas (IGP-M / FGV) and, in the event of its suppression or extinction, instead, the readjustment index allowed by law, with similar composition and coverage, as a way of preserving the economic expression of the contracted values, so as not to allow it to suffer deterioration due to inflation. However, the right to automatically apply any supervening legal provision authorizing the indexation of contracts within a period of less than one year is reserved.

c. Unusual situations during the contractual relationship, such as, but not exclusively, the unavailability of information necessary for the execution of the services, the need for rework caused by Banco Bradesco S.A. or its collaborators, other situations that generate the need for dedication or effort. additional or extraordinary by KPMG. If KPMG observes this kind of situation, we will inform you, and in that event, the parties will compose themselves to prevent KPMG from unilaterally supporting the consequences of such unforeseen circumstances.

d. Additional services If requested by you (s), such as consultations involving research or specific study of subjects not included in this proposal, they will be charged separately, according to the time spent and previously agreed with your landlady.

We clarify that the late payment of any installment will automatically imply the obligation of Banco Bradesco S.A. to add to the regular amount: (i) a fine of 2% (two percent) on the invoice amount; (ii) interest on late payment equivalent to the rate in force for the payment of taxes due to the National Treasury (Selic); and (iii) If the rate in force for the payment of taxes due to the National Treasury does not contain a monetary correction variant, the regular amount shall also be adjusted for monetary correction, according to the General Market Price Index, disclosed Getúlio Vargas Foundation (IGP-M / FGV) and, in the event of its suppression or extinction, substitutivity, the readjustment index allowed by Law, with similar composition and coverage, as a way of preserving the economic expression of the contracted values, so that do not allow it to deteriorate as a result of inflation.

In any event that the economic and financial equation established through this contracting will be shaken, the parties shall agree on the adjustment necessary for the restoration of the balance, and the impasse shall constitute a just cause for termination of the contract established based on this proposal, regardless of any penalty.

In view of the nature of the services targeted by this proposal, the enforceability of cash benefits in favor of KPMG, as provided for in this section, will not require proof of compliance with the specific consideration, and the claim of the validity of the contractual relationship established under this proposal is sufficient. , without prejudice to the right granted to Banco Bradesco S.A. to demand, in its way, the full compliance with the specific considerations borne by KPMG, in the event of any default, upon particular execution.

Finally, the scope of KPMG's services does not address any requests for clarification by regulatory authorities. As these requests may or may not arise after the delivery of our report, if they occur, additional hours may be required from us that are not covered in our estimate above.

4 - Other terms and conditions for engaging our services

Appendix I

The document called "Terms and Conditions" constitutes an integral part of the proposal herein. In case of divergences between the presented in the Terms and Conditions for engaging our services document shall prevail the terms and conditions of this document with the following exceptions:

Due to the particularities related to the scope of the evaluation report under the corresponding professional standard (CTG 2002), the following provisions of Appendix I are amended, as follows.

It is understood that the following clauses have been changed, with new wording:

2.1. - Of the services

a.     “Our work will be performed in accordance with the applicable standards on auditing, as described in the proposal and supplemented, when necessary, by KPMG's policies.”

d. “We clarify that the events and circumstances described later herein are inherent in the audit aiming at issuing an evaluation report in accordance with the work scope described in this proposal, and that they may not, under no circumstances, be considered insufficiency or deficiency of any nature in the performance of our services:”

d.1 “Our services are performed on a sampling basis and due to this limitation, and other limitations inherent in audit procedures and any internal control system, there is the possibility of a material fraud or error in the financial statements - basis for the issuance of the evaluation report, in accordance with the work scope described in this proposal - not being detected”.

d.5 “During the course of the execution of the work restrictions or limitations to the work scope may arise, thus making the issuance of a conclusive evaluation report unfeasible. In this circumstance, we will issue a letter justifying the unfeasibility of issuing an evaluation report.”

d.6 “Our audit procedures will be conducted based on the fact that the Management, and those charged with governance, when applicable, acknowledge and understand their responsibility:

a.     for fairly preparing and presenting these financial statements - basis for the report preparation - in accordance with the scope of the work described in the proposal herein.

b.     for the internal control that the Management considers necessary for enabling the preparation of the financial statements - in accordance with the work scope described in the proposal herein - free from material misstatement, whether due to fraud or error.

c.     for granting:

i.access to all significant information Management is aware of for the preparation of the financial statements in accordance with the work scope described in the proposal herein such as records, documentation and other matters.

ii.supplementary information which the auditor may request that the Management provide for audit procedure purposes.

iii.unrestricted access to the Entity’s personnel the auditor deems necessary to obtain audit evidence.

i.       As part of our work, will will request that the BRADESCO's Management, and those in charge of governance (when applicable), provide written confirmation of the statements made to us in relation to our work.”

f.      “As a service provider, KPMG shall hold no liability for any management act the BRADESCO may perform or practice according to or resulting from the services which are the subject matter of this proposal or for the improper or unauthorized use that the BRADESCO may directly or indirectly make of them, or by facilitating such use by third parties.”

g.     “If the BRADESCO is interested in engaging the  services of KPMG to issue an evaluation report and provided that there is no impediment for such engagement, KPMG will perform the services in conformity with this proposal and the rules established by relevant laws and the regulatory procedures issued by the regulatory agencies of the activities of the BRADESCO and, if applicable, by Brazilian professional organizations, employing a sufficient number of qualified professionals, for whom the BRADESCO must provide the appropriate and indispensable infrastructure needed for the performance of the services.”

h.     “The matters which must be reported according to the applicable standards defined in the scope of the proposal herein include significant matters deriving from the audit procedures in accordance with the work scope described in the proposal herein, which are material to the ones in charge of governance in the overall supervision of the financial statements process.”

i.       “The standards on auditing do not require that the auditor should plan procedures aiming at identifying supplementary matters to report to those in charge of governance.”

j.       “The auditor may have to report about matters required by laws or regulations, by means of specific agreement with the entity, or by additional requirements applicable to the audit, when admissible.”

k.     “The scope of this work does not include work related to public offering of securities. Therefore, the evaluation report and the other documents and materials to be issued to the BRADESCO as a result of this engagement may not be referred to or used within the scope of any offering of securities, of any nature, in any jurisdiction, without the specific engagement of services for this purpose, separately.”

Item “b” has been excluded from Clause 2.1 and Item “I” of “c” of d.6 has also been excluded from Clause 2.1.

4 - Acceptance of the services result(s)

a. “The content of the evaluation report will be discussed with Management before its final version is issued.  If the BRADESCO's Management does not issue an opinion within 30 days, counted from the date the report is submitted by KPMG to the BRADESCO, the lapse of this period without the BRADESCO expressly issuing an opinion to KPMG, shall lead to the acceptance of services, and the non-acceptance, without fair reason, shall lead to the automatic assumption by the BRADESCO, of total and unrestricted responsibility for the effects resulting from the non-receipt which may prejudice the BRADESCO, KPMG or third parties.”

8 - Confidentiality

d. “We inform you about the fact that we may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of our evaluation report, in accordance with the scope defined in the proposal herein, for inspection by the regulatory agencies to which the BRADESCO or KPMGare subordinated.”

5 - Acceptance

The conditions included in this engagement offer are valid for 30 (thirty) business days, counted from its issuance.

If there is interest on the part of Banco Bradesco S.A to engage the services of KPMG Auditores Independentesfor the issuance of an evaluation report, it should express its acceptance of the present agreement by returning a copy, duly signed by its authorized representative, and with each page duly initialed.

If Banco Bradesco S.A does not show its acceptance in the manner described above, but authorizes the start of the provision of services which are the subject matter of this proposal, in written or oral format and without expressly registering any restriction to the terms and conditions of this proposal, this act shall represent a tacit acceptance Banco Bradesco S.A of all terms and conditions established on this proposal, and therefore the contractual relationship that will be established between the parties shall be ruled in any case by this document.

When we receive your confirmation, we will start to plan our work so that we can put as many resources as possible at the disposal of Banco Bradesco S.A.

Banco Bradesco S.A hereby agrees to the terms of this proposal and engagesKPMG Auditores Independentesto perform the services described herein, in accordance with the conditions hereby presented. This instrument revokes all previous understandings and agreements entered into between the parties on the matter subject to the proposal herein. Any amendment to the terms and conditions of the proposal herein must be formally made in writing and will only become effective should the document be duly signed by the parties' authorized representatives.

The agreement reached as per this proposal shall be ruled and interpreted according to Brazilian laws, and the court to settle disputes of any nature between KPMGand Banco Bradesco S.A, according to the will that the parties irrevocably express, will be the court of the Municipality of São Paulo, in the State of São Paulo.

KPMG Auditores Independentes			Banco Bradesco S.A

Partner's signature:			Signature:

Name:	Carlos Massao Takauthi		Name:

Position:

Date:	/	/	Approval date:	/	/

Witnesses:

1.			2.
Name:			Name:

Appendix I - Engagement terms and conditions

This document is an integral part of the attached Proposal. In case of inconsistency between that set forth herein and the Proposal, the terms and conditions of this document shall prevail, unless the Proposal explicitly amends one of the provisions of this document.

1 - Definitions

The meanings of words and phrases below shall apply when used in these Engagement Terms and Conditions:

- **CLIENT:** The Proposal addressee(s), which can also be identified or referred to as "Company (s)", "Partnership (s)", or any abbreviation of the Company or Partnership entity name.

- **Data**: Means data, documents, materials or any other type of information, whether tangible or intangible, provided by the Client (or a third party that shall provide the Data) to KPMG in connection with the Services provided hereunder.

- **KPMG:** The partnership identified in the Proposal letterhead, which is a Brazilian entity and a member firm of the Global Network.

- **Proposal**: The proposal for KPMG services to which this document must be attached.

- **Representatives:** The partners, employees, consultants, sub - contractors and agents of KPMG.

- **Result (s) of the Services and / or product (s) of the Services**: Any materials developed by KPMG for the CLIENT due or result of service.

- **Services:** The services to be provided by KPMG as described in the Proposal.

- Global Network: is the Global Network of independent member firms in relation to one another and affiliates of KPMG International Cooperative, a Swiss cooperative, which does not provide services to clients, of which KPMG is part. Client understands that KPMG International Cooperative and each of the member firms of the Global Network is a separate, distinct and independent legal entity.

2 - Services and responsibilities of parties

2.1 - Services

a. Our services will be conducted in accordance with applicable auditing standards, supplemented, whenever necessary, by **KPMG's** policies.

b. During the course of our work, matters may come to our attention related to weaknesses in internal controls or areas where it may be possible to improve the efficiency or effectiveness of your operations. We will report any such matters of significance to Management and/or those charged with governance, when applicable in a management report.

d. We point out that the events and circumstances listed below are inherent to an audit and/or review of financial statements, review of interim financial information and auditor review of reporting package, as applicable based on the scope of work defined in this engagement letter, and may not, in any case, be considered as an inadequacy or deficiency in the performance of our services:

d.1 Our services are performed on a sampling basis and due to this fact and other limitations inherent to the audit and/or review, as well as the limitations inherent to any internal control system, it is possible that even a significant failure in the financial statements, interim financial information and/or reporting package may not be detected.

KPMG

Document Classification: KPMG Confidential

d.2 The scope of the work proposed herein does not include an obligation to detect fraud in the operations, processes, records and documents to which **KPMG** may have access as a result, of or arising from the performance of the services. Nevertheless, in the event we conclude on the existence of fraud, the cases will be immediately reported to the Management and/or those charged with governance, regulators and Group Auditor, when applicable of CLIENT.

d.3 The scope of an audit and/or a review does not include serving personal or specific interests and is related to legal, regulatory and ethical issues that require that work be performed in an independent manner.

d.4 Brazilian tax legislation is complex and very often the same provision can be interpreted in more than one way. **KPMG** seeks always to be up-to-date in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Accordingly, it is inevitable that there may be interpretations of the law that are different from ours. Under these circumstances, neither **KPMG**, nor any other firm, can give CLIENT total assurance that it will not be questioned by third parties or even assessed additional taxes by tax authorities.

d.5 There are circumstances in which misstatements arising from the documentation of the internal controls or of the accounting records impose the need to include qualifications in the auditor's report, clearly informing the reader of specific aspects of or limitations in the information contained in the audited financial statements, reviewed interim financial information and/or audited reporting package. Depending on the gravity of the weaknesses, the audit may be concluded with a report containing a disclaimer of opinion or an adverse opinion by the auditor on the financial statements, review of interim financial information and/or reporting package. In the specific case of a review of interim financial information, when applicable, since there is no legal responsibility or regulation for the issuance of the report, we will communicate, in writing, to the appropriate level of management and those charged with governance the reason why the review did not can be completed.

d.6 Our audit and/or review will be conducted on the basis that Management and those charged with governance, acknowledge and understand that they have responsibility:

(a) For the preparation and fair presentation of the financial statements, interim financial information and/or reporting package, in accordance with accounting practices as applicable based on the scope of work defined in this engagement letter.

(b) For such internal controls as Management determines are necessary to enable the preparation of financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, that are free from material misstatement, whether due to fraud or error.

(c) To provide us with:

i. access to all significant information Management is aware of to prepare financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, such as records, documents and other matters;

ii. additional information the auditor may request from Management for audit and/or review purposes; and

iii. unrestricted access to the entity's personnel the auditor considers to be necessary to obtain audit and/or review evidence.

(d) As part of our audit process, we will request from Management, and those charged with governance, ***(as appropriate)*****,** written confirmation concerning representations made to us in connection with our services.

(e) The CLIENT shall be solely responsible for its employees' and agents' performance and for the accuracy and integrity of the data and information provided to us for the purposes of rendering the services described in this proposal. **KPMG** will not be held responsible, in any case, or endure damages or losses resulting or arising from the untimely presentation of information by CLIENT which may prejudice the regular course of the audit or the results of the audit, nor will **KPMG** bear such damages or losses. **KPMG** will neither be held responsible for the quality or sufficiency of the documents, the main and auxiliary accounting records and the information which is provided at the request of **KPMG**.

KPMG

Document Classification: KPMG Confidential

(f) Our services may include recommendations. However, the decisions in respect of the implementation of these recommendations are the full responsibility of CLIENT. Thus, in the capacity of a service provider, **KPMG** will not be responsible for any act or practice of management that CLIENT may adopt based on, or as a result of, information, opinions and/or conclusions and reports resulting or arising from the services proposed herein, nor for inadequate or unauthorized use that CLIENT may make of them directly or indirectly or facilitate third parties to do so.

(g) If CLIENT is interested in engaging the audit and/or the review services of **KPMG** and provided that there is no impediment, **KPMG** will perform the services in accordance with this proposal and the rules established by relevant laws and the regulatory procedures issued by the authorities which regulate the activities of CLIENT, when applicable, and Brazilian professional organizations, employing a sufficient number of qualified professionals, for whom CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services.

(h) The matters which must be communicated to those responsible for governance in the general supervision of the financial reporting process, in accordance with the applicable auditing standards, include significant issues resulting from the audit or review of the financial statements, review of the interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, which are relevant to governance.

(i) Auditing and/or review standards do not require that the independent auditor plan procedures aiming at identifying supplementary matters to communicate to those responsible for governance.

(j) The independent auditor may have to communicate certain matters required by law or regulations, due to specific agreement with the entity, or due to further requirements applicable to audit and/or review work, when applicable.

(k) The scope of this work does not include work related to any securities offering. Thus, the audit report and other documents and materials we issue to the CLIENT by reason of this contract shall not be referred to or used in connection with any offering of securities of any kind in any jurisdiction without hiring specifies services for this purpose separately.

2.2 - Labor responsibilities of KPMG

a. Labor and social security/medical obligations pertaining to professionals who represent KPMG before the CLIENT by virtue of service, are solely the responsibility of KPMG, which undertakes to keep the CLIENT always free from any claim, complaint and claims arising from professional relationships established between the CLIENT and the representatives of KPMG, and shall assume, at its sole expense, the defense of the CLIENT actions that may result from such claims, complaints and claims, notwithstanding the duty to indemnify you in the event our intervention as set forth herein proves to be impossible, ineffective or insufficient.

3 - Engagement team

a. KPMG may, in its sole discretion at any time replace the professionals listed in the Proposal by others with similar experience.

4 - Acceptance of the services results

a. The contents of the aforementioned reports will be discussed with the Management of **CLIENT**, before issuing the final report. In the absence of any pronouncement on the part of **CLIENT** within 30 days of the delivery of the reports by **KPMG** to **CLIENT**, the report will be considered as accepted and the unreasonable non-acceptance will be considered as an automatic assumption by **CLIENT** of total, unrestricted responsibility for each and every effect arising from the non-acceptance of the reports that may be prejudicial to **CLIENT**, to **KPMG** or to third parties.

5 - Ownership and use of the results

a. In order to be able to provide better services, we have created, acquired or already use various concepts, methodologies and techniques, models, standards, software, operator interfaces or *screen designs*, as well as general advisory and software tools and systems operation methods, coherence and logic (collectively denominated "KPMG Property"). We retain all the rights to ownership of the KPMG Property. Therefore, no interest in or right to such property may be claimed by **CLIENT.** Additionally, regardless of the acceptance or not of this proposal by **CLIENT**, we shall be free to offer services of any type to any other party, as we consider appropriate, and we may use the KPMG Property for that purpose. We recognize that the KPMG Property will not include any part of your confidential information nor your tangible or intangible property and we shall have no right to the property of **CLIENT.**

KPMG

Document Classification: KPMG Confidential

b. Acceptance of this proposal will imply recognition and agreement by CLIENT that any advice, recommendation or information provided by us, in relation to this proposal, will be for your own confidential use. Except in cases foreseen in law or in which the product submitted by us is for disclosure to third parties, CLIENT will not reveal nor permit access to third parties of this advice, recommendation, information or to the product of the work, nor will it summarize or refer to this advice, recommendation, information, or to the product of the work or to the contents of the documents that established the basis for engaging KPMG, including the Proposal, except with our express, prior and valid consent.

c. **CLIENT** undertakes to formally consult us prior to revealing any material provided by us, due to or as a result of the services which are the subject matter of this proposal, or prior to authorizing their total or partial disclosure to third parties, and to provide to us the material to be disclosed, in writing, so that we are able to evaluate and consider it, exclusively, in accordance with the ethical and legal principles which we are governed by, due to internal, regulatory and legal norms.

6 - Fees

6.1 - The fees described in the proposal do not include:

a. Inflation, it being presumed that the current price stability will be maintained until final settlement. Therefore, the fees will be adjusted annually, according to the General Market Price Index of the Getúlio Vargas Foundation (IGP-M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as a result of inflation. However, we reserve the right to automatically apply to any outstanding payment any legal ruling that changes the method for indexing contracts in a period lower than one year.

b. Unusual situations during the course of our contractual relationship, such as, but not exclusively related to, the unavailability of information required for the performance of the services, the need for rework caused by CLIENT or its employees, or other situation in which KPMG has to incur additional or extraordinary dedication or effort, caused by CLIENT or its employees. If this type of situation is noted by KPMG, we will inform you and, in these circumstances, the parties will meet to reach an agreement, in order to avoid that KPMG bears alone the consequences of such unforeseen events.

c. Additional services. Should you request additional services, such as consultations that involve research or specific studies of matters not included in this proposal, these will be charged separately, according to the time effectively spent, and will be previously agreed upon with you.

6.2 - We clarify herein that any delay in the payment of an invoice will subject CLIENT to:

a. a fine of 2% (two percent) on the full amount of the invoice.

b. default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic).

c. if the interest rate in force for late payment taxes due to the National Treasury does not include an inflation adjustment, an adjustment in accordance with the variation of the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) will be added to the

KPMG

Document Classification: KPMG Confidential

interest amount and, if this IGPM/FGV index is discontinued, another inflation adjustment index established by law, with similar composition and scope, will apply in order to preserve the economic value in question and avoid its deterioration as the result of inflation.

6.3 - If there is any change in the economic and financial equilibrium established herein in this engagement, we understand that we may review the matter with you in order to agree upon the necessary readjustment that reflects the increase in our costs. If there is no agreement on this matter, this shall constitute just cause for the rescission of the contract based on this proposal, irrespective of any penalty.

7 - Workpapers

a. During the performance of our services, we will have access to verbal and written information, documents and data in general, which will be recorded and filed, if necessary, in electronic media. Nevertheless it is an obligation of **CLIENT** to safeguard, for the period set forth in law, its accounting records and other documents that support its transactions for commercial and tax purposes. However, in accordance with professional legal and regulatory rules, we may retain and maintain on file copies and annotations of all the verbal and written information and documents in general, including confidential information that is provided to us as a result of or arising from the rendering of the services.

8 - Confidentiality

a. KPMG shall keep the Data confidential, treating it with the same care, methods, techniques, and physical and technological safeguards that it applies for the safekeeping and protection of its own confidential data. Due to this agreement KPMG is authorized to process, use, treat, retain and store the Data, for due performance of the Services set forth in the Proposal and to carry out analysis of Data or other Client data provided to KPMG in isolation or combined with other Data owned by it or by third-parties, to improve KPMG's service delivery and performance capacity or quality of other services or technology.

b. The obligations of confidentiality set forth herein do not apply to Data that:

i. is or becomes available to the public without violation of this document;

ii. was known by KPMG without obligation of confidentiality when disclosed by the Client;

iii. is developed independently by KPMG without using the Data;

iv. is required by law, or professional standards applicable to KPMG, to be disclosed, including by Law No. 12.683, of July 9, 2012, as amended, or whose disclosure is necessary so that KPMG may defend itself in case of the institution of an administrative, arbitral or judicial proceeding against it;

v. is disclosed, by Client, to third parties, without similar restrictions, or is approved for disclosure by Client; and

vi. is received by third-parties without obligation of confidentiality.

b.1. KPMG represents that it has technical, legal and/or other safeguards, measures and controls in place to protect the Data from unauthorized disclosure or use. Therefore, any questioning in this respect shall be directly submitted to KPMG and, KPMG agrees that it shall be liable to Client to the extent set forth herein, for any such unauthorized disclosure or use, including without limitation by the Global Network or other third-parties that, under the terms hereof, have access to the Data.

b.2.KPMG declares that it shall process Data according to the applicable law, including Brazilian Personal Data Privacy Law n° 12.965/2014, notwithstanding more restrictive internal guidance. Client declares that it will provide KPMG with access to [personal] Data only to the extent KPMG needs it to perform the hired services and that Client will not disclose third parties' Data to KPMG unless it is legally authorized to do so or as permitted by this agreement.

c. Considering that KPMG is part of a Global Network of independent member firms in relation to one another and affiliates of KPMG International Cooperative, a Swiss cooperative which does not provide services to clients (Global Network), while performing KPMG's activities, KPMG will apply leading practices and employ the available resources of the Global Network for the purposes set forth herein and KPMG is accordingly permitted to share Data with other members of the Global Network including without limitation *KPMG International Cooperative*, assisting them or KPMG, notwithstanding KPMG's obligations of confidentiality to Client

d. KPMG, over the course of its regular activities, including its provision of Services hereunder, shall avail itself of its own and third party resources, multidisciplinary competence, its technological

KPMG

Document Classification: KPMG Confidential

resources (which include without limitation audit technologies, software productivity tools, certain technology infrastructure, data processing and storage, back-office administrative and clerical services, including by the Global Network or other third parties such as cloud providers, in national or foreign territory), its capacity of exploratory data analysis by its big data analytics team and data mining techniques and may conduct research, test resources and analyze the information that it has for purposes consistent with our professional standards, such as to evaluate, improve and develop its operation and its services or technologies for you or for other clients, as well as to simplify and solve problems identified during its performance, conduct thought projects, allow you and other clients to evaluate various business transactions and opportunities, and make presentations to you, other clients and non-clients. Thus, Client agrees that its Data and other information may be involved in the foregoing, including without limitation processes of research, tests and analysis carried out by KPMG and that such processes may involve the access and the process of Data by the Global Network and other third party, subject to the applicable laws and otherwise subject to the obligation of confidentiality set forth in this clause. When your information or Data is used outside of the Global Network or third parties assisting them or KPMG as outlined herein, Client will not be identified as the source of the information and any personal data will be previously anonymized.

e. KPMG's obligation of confidentiality, under the terms hereby established, shall survive the termination of the Proposal and its Exhibits or completion of the Services that are the subject thereof, regardless of the reason of any termination, for the period of one (1) year thereafter, whichever of termination or completion is later, unless there is a longer period for survival of such obligations provided in the applicable law that expressly applies to the Data or unless there is a longer period for survival of such obligations set forth in the professional standards applicable to KPMG or the confidentiality of the Data.

f. We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of the report, in accordance with the scope defined in this proposal, for inspection by the regulatory agencies to which either **CLIENT** or **KPMG** are subordinated.

g. On the occasion of any such request, you shall be given prior notice, as long as it is not prohibited by law, so that you can take those measures that you understand appropriate to protect your interests, it being evident that a simple disallowance, unaccompanied by judicial protection, will not be sufficient to prevent compliance with orders issued by the aforementioned authority/regulatory agencies.

h. If one of the parties receives a service of notice or other duly issued administrative or judicial request, requiring the disclosure of confidential information of the other party, if not prohibited by law, that party shall immediately notify the other party in writing of such demand, in order to enable it to seek a protective order. As soon as the party summoned to reveal information delivers the notice, the summoned party shall be entitled to comply with such demand to the extent permitted by law or as determined in such demand, and is subject to any protective or similar order valid and effective, that the party interested in the confidentiality of the information may happen to obtain.

i. It is hereby established that Client, by itself o by third parties, is prohibited from carrying ou audit, inspection or supervision of the facilities systems, and records of KPMG, in view of th obligations of confidentiality and secrecy of th information trusted to KPMG by its clients Notwithstanding such prohibition, KPMG undertakes to provide, upon express request an only for the use by Client, information regardin the Services rendered and also the reimbursabl fees and expenses incurred. The foregoin provision shall prevail over any other tha regarding the same matter, is provided for i documents or institutional policies of the Clien such as codes of conduct, registratio documents or by clickwrap or clickthroug agreements.

KPMG

Document Classification: KPMG Confidential

9 - Use of electronic mail

a. **KPMG**'s Information Security policy is in compliance with market practices (except encryption). During the contractual relationship established according to the present document, **KPMG** may communicate with CLIENT by e-mail, and transmit documents by e-mail. **CLIENT** accepts the risks inherent to this means of communication (including the risks of interception or unauthorized access to the communications described above, the risk of corruption of these communications and the risks of virus or other possible harmful devices, which are possible despite the security policy practiced by **KPMG**) and agrees that only the final versions of the documents and information transmitted by **KPMG** should be considered by **CLIENT**. **KPMG** will accept responsibility only for the original content in its records.

10 - Corporate logotype

a. KPMG reserves the right to use the name and the logotype of **CLIENT** in the reports and communications pertaining to Services for CLIENT.

b. For the purpose of marketing, publication or the negotiation of services **KPMG** and KPMG International member firms may reveal the fact that they are rendering services to **CLIENT**, identifying the CLIENT by name (and/or logo) and indicating only the general nature or category of these services and any details that legally became information in the public domain.

11 - Rescission

a. Noncompliance with any term or condition established through this document, as well as the performance of its subject matter in disagreement with the provisions herein, shall give the innocent party the right to rescind it through express notice to the party that gave rise to this, with prior notice of ten working days.

b. In addition to the aforementioned circumstances, the agreement may be rescinded in the following cases:

- b.1 Amendment to the articles of association or by-laws or a change in the purpose or corporate structure of the parties that impairs the execution of this agreement.
- b.2 Transfer of the rights and/or obligations pertaining to this proposal, without prior, express authorization by the other party.
- b.3 Recurrent failures, duly proven by the parties.
- b.4 In the interest of any parties, through communication with thirty days' prior notice.
- b.5 Automatically, if there is a petition for bankruptcy, judicial or extrajudicial recovery or intervention or dissolution of any of the parties.
- b.6 In the event a fact occurs which, due to local or international standards, causes an impediment to the continuity of the work or of the contractual relationship.

c. Irrespective of the reason and origin of the rescission, without prejudice to the admissible penalties, **CLIENT** is obliged to reimburse all expenses incurred by us until the effective date of rescission, as well as to pay for the services performed until said date.

KPMG

Document Classification: KPMG Confidential

12 - Notices

The notices related to this contract shall be effective when addressed as follows:

a. in the case of the CLIENT, to the address given in the heading of the Proposal, to the attention of the person to whom the proposal is addressed.

b. in the case of KPMG, to the address in the letterhead of the Proposal, to the attention of the person signing the Proposal.

c. Notices will be valid when there is evidence that they were delivered to the correct address, even if they are not received for any reason.

d. If either party changes its address for notification purposes, it shall send to the other party prior written notice of the new address, and the date on which it takes effect. If this is not done, the notices sent to the last address provided by a particular party will be deemed valid for all purposes.

13 - Solidarity

a. If there is more than one addressee in the Proposal, they will answer jointly and severally for compliance with all CLIENT terms and conditions contained in the Proposal and this document in accordance with Article 264 of the Brazilian Civil Code.

14 - Parties independent

b. None of the terms of the Proposal or this document - nor the acceptance of them - may be interpreted by the parties or third parties as characterizing a partnership, joint venture, partnership or any kind of representation relationship between the parties, or employment relationship between the representatives of KPMG and the CLIENT.

15 - The force majeure

a. Neither party shall be in default or incur liability if it fails to fulfill its obligations under the Proposal and attachments due to causes beyond its control, as provided in Article 393 of the Brazilian Civil Code. In the event of a force majeure event affecting either party, said party shall notify the other as soon as possible.

16 - Severability

a. Each clause or term of this document constitutes a separate and independent term. If any of the terms hereof are deemed void or unenforceable by a judge or competent authority, the remaining terms shall remain in force. In this case, the parties will be released from obligations arising from the defective provision, but shall engage their best efforts to replace the invalid or unenforceable provision with one that does not contain the defects such that the results originally intended by the parties are achieved as closely as possible.

17 - Entire agreement and amendments

a. This agreement represents the entire agreement between the parties on the proposed services and may only be amended by mutual agreement among the parties.

18 - Term

a. The contractual relationship based on the Proposal and it(s) Attachment(s) shall enter into force on the date of acceptance, tacit or express, of the Proposal by the CLIENT, and will remain in force for the period necessary for the full performance of the Services and fulfillment of all obligations undertaken by the parties, subject, in any event to the exceptions that authorize early termination and rescission hereunder.

b. In the event of tacit acceptance of the Proposal, the initial expiration of the contractual relationship shall be deemed for all purposes to be the date of commencement of performance of the Services, even if the CLIENT signs the proposal indicating a date subsequent to the beginning of the performance of the services.

19 - Governing law and jurisdiction

a. The contract signed by express or tacit acceptance of the Proposal and its attachments shall be governed and construed in accordance with the laws of the Federative Republic of Brazil and the forum for resolving any disagreement whatsoever between KPMG and the CLIENT will be the Courts of the City of São Paulo in the State of São Paulo, Brazil.

KPMG

Document Classification: KPMG Confidential

Appendix II - Service Fee payment terms and conditions

This document is incorporated into the Proposal by reference. Banco Bradesco S.A declares for all purposes that, in order to facilitate the payment of the fees, it provided to KPMGall information it deems significant in order for the invoices to be processed within the standards that are commensurate with Banco Bradesco S.Apractices including requirements and expectations of all parties, individuals and departments comprising its Organization's accounts payable process, particularly those in charge of receiving, assessing, approving, releasing and processing collection documents and making payments.

Banco Bradesco S.Aacknowledges herein that it has reviewed all information included in the SUMMARY CHART OF BILLINGS shown below, and that it agrees that all of the information included in the table is correct and addresses all Banco Bradesco S.A needs in order for the fee invoices to be considered commensurate and accepted by Banco Bradesco S.A standards, and that, therefore, the fees will be paid on the due dates agreed herein, under penalty of prompt enforcement of the corresponding contractual and legal measures and penalties.

Payments should be made through the bank payment slips sent by KPMG, together with the corresponding invoices, at each installment.

SUMMARY CHART OF BILLING	Company 1
Company name for billing	Banco Bradesco S.A
CNPJ number for billing	60.746.948/0001-12
KPMG branch to billing
Net Value Not include gross up taxes	R$ 115.375,00
Taxes to be included in the proposal currently in effect	ISS: 5% COFINS: 7,6% PIS: 1,65%
Number of installments	1
	Due Date	Net Value
Installment 1	20/08/2019	R$ R$ 115.375,00
ADDITIONAL INFORMATION FOR BILLING
Days in advance, prior to maturity, to bill	10
It is part of company policy that the issuing of the invoice occurs within the same expiration month of the installment?	Yes ( )	No ( x )
NF / Invoice should be addressed to	Name:	SIMONE APARECIDA VAZ/ GABRIEL SOARES GUIDI / MARCIA HIROMI MORII
	E-mail:	simone.vaz@bradesco.com.br>;
	E-mail:	gabriel.guidi@bradesco.com.br; marcia.morii@bradesco.com.br
	Phone:	Fone: (11)3684-4603/ 6408
Contact in the Accounts Payable Dept.	Name:
E-mail:
Phone:
Taxes to be withheld in the payment	( X ) IR of 1,5% ( ) IR of 4,8%
( ) Funds ( ) Others
Other information necessary for billing and to release the payment in time and mode (*)	Referente aos Laudos de incorporação do Banco Bradesco Cartões pelo Banco Bradesco S.A
(*) Field to be filled only if there is a special requirement for any further information on the NF.

Contact our team

Carlos Takauthi

Partner

Tel: +55 (11) 2856-5300

ctakauthi@kpmg.com.br

Talita Silva

Manager

Tel: +55 (11) 2856-5300

talitasilva1@kpmg.com

© 2019 KPMG Auditores Independentes, a Brazilian legal structure and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved. Printed in Brazil. (KPDS XXXXX)

This proposal has been made by KPMG Auditores Independentes, a Brazilian legal structure and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG International provides no Bradesco services. This proposal is strictly confidential and has been prepared exclusively for the internal use of Banco Bradesco S.A in order to provide sufficient information to engage KPMG Auditores Independentes’ services. This proposal does not carry any right of publication or disclosure to any other party. Neither this proposal nor its content may be used for any other purpose without prior written consent of KPMG Auditores Independentes. KPMG owns the rights to this document, including copyright and intellectual property rights.

The KPMG name and logo are registered trademarks or trademarks of KPMG International.

KPMG Auditores Independentes

Dionysia Alves Barreto Avenue, 500, 10th floor

06086-050 - Sao Osasco / SP - Brazil

Postbox 79518 - Postal Code 04707-970 - São Paulo / SP - Brazil

Phone +55 (11) 2856-5300

www.kpmg.com.br

Audit of Net Book Value of Shareholders’ equity by Means of the Accounting Records

To

The Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco - Sao Paulo

Information on the audit firm

1.         1. KPMG Auditores Independentes, a company established in the city of Osasco, at Avenida Dionysia Alves Barreto, 500, 10th floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217 / 0022-53, registered with the Regional Accounting Council of the State of São Paulo under no. SP-028567 / F, represented by its undersigned partner, Mr. Carlos Massao Takauthi, Accountant, bearer of RG No. 20.522.133- SSP / SP, registered with the CPF under No. 144.090.838-99 and the Regional Council of Accounting of the State of São Paulo under No. 1SP206103 / O-4, resident and domiciled in São Paulo / SP with office at the same address as the represented, nominated by management of Banco Bradesco SA (“Institution”) - CNPJ 60.746.948/0001-12, to carry out the audit of net book value of shareholders' equity as of June 30, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, presents the results of its  works.

Objective of the audit of Net Book Value

2.         The evaluation of net book value of shareholders' equity of Banco Bradesco S.A. as of June 30, 2019 is intended to meet the requirement of Article 227 of Law No. 6,404 of 1976 and will be used as a basis for the process of incorporation of the net book value of shareholders' equity Banco Bradesco Cartões S.A. by Banco Bradesco S.A., pursuant to the merger Protocol and Justification entered between the parties on July 29, 2019.

Responsibility of management for the financial information

3.         The institution's management is responsible for the bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, as well as the relevant internal controls that it has determined necessary for allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Institution is described in Appendix II of the appraisal report.

Scope of work and responsibility of the independent auditor

4.         Our responsibility is to express a conclusion on the net book value of the Banco Bradesco S.A. shareholder’s equity as of June 30, 2019, based on the work conducted in accordance with CTG Technical Statement 2002, approved by the Federal Accounting Council (CFC), which provides for the application of audit examination procedures in the balance sheet of the Institution. Thus, we carried out the examination of Banco Bradesco S.A.’s balance sheet according to Brazilian and international auditing standards, which require the fulfillment of ethical requirements by the auditor and that the audit be planned and performed for the purpose of obtaining reasonable assurance that the shareholders’ equity calculated for the preparation of our audit of net book value is free of significant distortions.

5.         An audit involves the carrying out of procedures selected to obtain evidence related to the book values. The procedures selected depend on the auditor’s judgment, including an evaluation of the risk of significant distortions in the shareholders’ equity, irrespective of whether these are caused by fraud or errors. In this assessment of risks, the auditor considers relevant internal controls for the preparation of balance sheet of the Institution, to plan the audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the efficacy of these internal controls of the Institution. An audit also includes the evaluation of the adequacy of adopted accounting policies and reasonability of accounting estimates made by Management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6.         Based on the work performed, we conclude that the amount of R$ 133.636.476.147,67 (one hundred and thirty-three billion and six hundred and thirty-six million and four hundred and seventy-six thousand and one hundred and forty-seven reais and sixty and seven cents), according to the Balance Sheet as of June 30, 2019, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the book value of shareholder’s equity of Banco Bradesco SA, evaluated  in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Osasco, July 29, 2019

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by

Carlos Massao Takauthi

Accountant CRC 1SP206103/O-4

Appendix I - Balance Sheet

BANCO BRADESCO S.A. Individual Statement of Financial Position on June 30

Assets
Current	602,770,994,012.40
Funds Available	14,275,633,440.77
Interbank Investments	160,837,905,238.51
Securities purchased under agreements to resell	99,046,796,291.79
Interest-earning deposits in other banks	61,791,345,311.28
Allowance for loan losses	(236,364.56)
Securities And Derivative Financial Instruments	125,734,280,127.92
Own portfolio	35,859,799,544.74
Subject to repurchase agréments	62,454,345,325.10
Derivative financial instruments	15,404,782,553.17
Subject to the Brazilian Central Bank	3,422,587,304.34
Subject to collateral provided	8,367,805,992.82
Securities purpose of unrestricted purchase and sale commitments	224,959,407.75
Interbank Accounts	92,873,395,831.54
Payments and receipts to settle	6,056,493,131.53
Restricted credits:
- Restricted deposits - Brazilian Central Bank	86,795,056,201.27
- SFH - Financial Housing System	20,076,475.45
Correspondent banks	1,770,023.29
Interdepartmental Accounts	120,937,592.41
Internal transfer of funds	120,937,592.41
Loan Operations	116,438,068,769.98
Loan operations:
- Public sector	181,684,000.00
- Private sector	129,853,350,910.15
Credit Operations Related to Disposal	801,294,928.26
Allowance for loan losses	(14,398,261,068.43)
Other Receivables	90,454,000,245.42
Receivables on sureties and guarantees honored	393,331,621.30
Foreign exchange portfolio	41,702,283,000.00
Receivables	9,227,578,001.17
Securities trading	346,179,989.34
Sundry	39,928,783,358.76
Allowance for other loan losses	(1,144,155,725.15)
Other assets	2,036,772,765.85
Other assets	2,530,453,716.70
Provision for depreciation	(1,631,319,138.82)
Prepaid expenses	1,137,638,187,97
Long-term receivables	400,266,866,848.37
Interbank Investments	27,084,383,284.44
Interest-earning deposits in other banks	27,084,383,284.44
Securities And Derivative Financial Instruments	170,864,765,917.54
Own portfolio	62,809,135,926.38
Subject to repurchase agréments	98,247,001,828.44
Derivative financial instruments	7,722,887,151.44
Privatization rights	4,199,663.01
Subject to collateral provided	1,505,861,284.39
Securities purpose of unrestricted purchase and sale commitments	575,680,063.88
Interbank Accounts	210,088,979.88
Restricted credits:
- SFH - Financial Housing System	210,088,979.88
Loan Operations	159,971,930,489.66
Loan operations:
- Public sector	3,999,999,898.08
- Private sector	164,193,016,219.53
Credit Operations Related to Disposal	5,825,197,719.14
Allowance for loan losses	(14,046,283,347.09)
Other Receivables	41,920,255,200.67
Securities trading	547,796,484.71
Sundry	41,379,149,744.16
Allowance for other loan losses	(6,691,028.20)
Other assets	215,442,976.18
Prepaid expenses	215,442,976.18
Permanent Assets	129,619,583,997.80
Investments	119,225,104,513.01
Investments in associates and jointly controlled:
- Local	116,422,548,564.90
- Overseas	2,788,671,056.10
Other investments	23,753,652.87
Allowance for losses	(9,868,760.86)
Premises And Equipment	4,440,024,470.91
Premises and equipment	102,526,573.70
Other premises and equipment	9,621,693,955.48
Accumulated depreciation	(5,284,196,058.27)
Fixed Assets for Leasing	632,634.57
Leased Assets	1,596,422.53
Accumulated depreciation	(963,787.96)
Intangible Assets	5,953,822,379.31
Intangible Assets	14,312,426,369.80
Accumulated amortization	(8,358,603,990.49)
Total	1,132,657,444,858.57

Liabilities
Current	668,674,157,227.04
Deposits	221,943,499,851.67
Demand deposits	32,076,831,246.60
Savings deposits	108,497,429,823.88
Interbank deposits	16,312,536,567.51
Time deposits	65,056,702,213.68
Securities Sold Under Agreements To Repurchase	256,086,914,734.45
Own portfolio	160,973,919,998.53
Third-party portfolio	91,453,804,627.37
Unrestricted portfolio	3,659,190,108.55
Funds From Issuance Of Securities	77,259,026,572.61
Mortgage and real estate notes, letters of credit and others	75,504,702,201.27
Securities issued abroad	1,123,777,337.16
Structured Operations Certificates	630,547,034.18
Interbank Accounts	1,532,311,753.83
Cash Receipts of Payments Pending Settlement	174,490,578.73
Correspondent banks	1,357,821,175.10
Interdepartmental Accounts	4,539,017,025.74
Asset Management In Transit	4,539,017,025.74
Borrowing	28,944,485,976.80
Borrowing Abroad	28,944,485,976.80
Local Onlending - Official Institutions	7,074,076,781.26
National treasury	101,976,449.78
BNDES (National Bank for Economic and Social Development)	2,364,972,756.56
FINAME (Fund for Financing the Acquisition of Industrial Machinery and Equipment)	4,607,000,983.49
Other institutions	126,591.43
Derivative Financial Instruments	15,583,021,666.19
Derivative Financial Instruments	15,583,021,666.19
Other Liabilities	55,711,802,864.49
Collection and tax payments and other contributions	4,462,738,744.54
Foreign exchange portfolio	25,937,324,269.42
Social and statutory	3,624,043,477.59
Fiscal and social security	1,257,127,440.56
Securities trading	622,604,597.38
Subordinated debts	6,714,370,712.17
Sundry	13,093,593,622.83
Long-term liabilities	330,266,878,344.59
Deposits	131,096,185,494.40
Interbank deposits	2,816,906,578.31
Time deposits	128,279,278,916.09
Securities Sold Under Agreements To Repurchase	1,226,976,424.96
Own portfolio	1,226,976,424.96
Funds From Issuance Of Securities	102,042,729,317.52
Mortgage and real estate notes, letters of credit and others	99,205,632,575.18
Securities issued abroad	2,649,797,983.08
Structured Operations Certificates	187,298,759.26
Borrowing	1,791,476,579.35
Borrowing Abroad	1,791,476,579.35
Local Onlending - Official Institutions	16,744,059,251.28
BNDES (National Bank for Economic and Social Development)	8,030,806,633.95
FINAME (Fund for Financing the Acquisition of Industrial Machinery and Equipment)	8,713,252,617.33
Derivative Financial Instruments	7,900,100,329.58
Derivative Financial Instruments	7,900,100,329.58
Other Liabilities	69,465,350,947.50
Fiscal and social security	2,791,537,424.02
Subordinated debts	11,733,956,441.07
Eligible Debt Capital Instruments	36,076,416,893.08
Sundry	18,863,440,189.33
Deferred income	79,933,139.27
Deferred income	79,933,139.27
Shareholders' Equity	133,636,476,147.67
Capital:
- Domiciled in Brazil	74,618,686,733.78
- Domiciled abroad	481,313,266.22
Capital reserves	11,441,258.19
Profit reserves	53,410,916,157.96
Asset valuation adjustments	5,554,632,912.12
Treasury shares	(440,514,180.60)
Total	1,132,657,444,858.57

Appendix II

1)      FINANCIAL STATEMENTS PRESENTATION

Bradesco’s Financial Statements were prepared based on accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09 as they relate to the accounting for operations, associated with the rules and instructions of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and of the Brazilian Securities and Exchange Commission (CVM), when applicable.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

On June 30, 2019, the financial statements were prepared to assist the Management’s specific objectives related to the incorporation process of Banco Bradesco Cartões S.A. (Bradesco Cartões), with Banco Bradesco S.A. Thus, in accordance with Bacen Circular No. 3,017/00, comparative financial statements are not presented.

2)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency.

b)   Income and expense recognition

The result is determined in accordance with the regime of competence, which establishes that revenues and expenditures should be included in the calculation of the results of the periods in which they occur, always simultaneously when they are correlated, irrespective of receipt or payment.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Operations with post-fixed rates or those indexed to foreign currencies are restated until the balance sheet date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

d)   Interbank investments

Securities purchased under agreements to resell are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

e)   Securities – Classification

•     Trading securities – securities acquired for the purpose of being actively and frequently traded.They are recognized at cost, plus income earned and adjusted to fair value with changesrecognized in the Statement of Income for the period;

•     Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•     Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of

     Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the individual financial statement at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

f)    Derivative Financial Instruments (assets and liabilities)

Derivate instruments are classified based on the Management’s objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recorded in profit-and-loss and shareholders’ equity accounts.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•     Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•     Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

g)   Loans and leases, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leases, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk);

and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)    For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same level in which they were classified on the date of renegotiation.

Renegotiations of loans that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Leasing operations

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: non-cancellation; (b) purchase option; and c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leasing receivables

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned revenues from leases and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned Revenues from leasing and residual Value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations in arrears equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-  Fixed assets for leasing operations

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and related, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Fixed Assets for Leasing Operations.

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in the Brazilian corporate law, especially concerning the regime of competence in the record of revenue and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence.

h)   Income tax and social contribution (assets and liabilities)

The tax credits of income tax and social contribution on the net profit, calculated on the tax loss, negative base of social contribution and of temporary additions, are recognized in “Other Receivables - Sundry” and the provisions for the deferred tax liabilities on the onset of depreciation, adjustments to the market value of securities, restatement of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, whereby for the onset of depreciation only the income tax rate is applied.

The tax credits on the temporary additions will be made on the use and/or reversal of the respective provisions on which they were constituted. Tax credits on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Tax credits are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. The social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of loans to the banking correspondents related to loans originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular Letter No. 3,738/14.

j)    Investments

Investments in affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

k)   Premises and equipment

Corresponds to rights whose objects are tangible assets intended for maintenance of activities or which are exercised for such purpose, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data processing systems – 20% per annum, and adjusted for impairment, when applicable.

l)    Deferred Asset

It is recorded at cost of acquisition or composition, net of their accrued depreciation of 20% per annum, calculated using the linear method. Since December 2008, the new operations have been recorded in intangible assets, in accordance with Bacen Circular Letter No. 3,357/08.

m)  Intangible assets

Correspond to rights purchased whose objects are intangible assets intended for maintenance of the company or which are exercised for such purpose.

Intangible assets comprise:

•  Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•  Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

n)   Impairment

The financial and non-financial assets are assessed to verify whether there is objective evidence that a loss has incurred in its accounting value.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor,

possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

o)   Deposits and funds obtained in the open market

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro rata basis.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09, which are:

•     Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as virtually certain, and confirmation of the recoverability by receipt or compensation with other liabilities;

•     Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is assessed as likely, which would entail a probable outflow of resources for the settlement of obligations, and when the sums involved are measurable with sufficient certainty;

•     Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses. Obligations deemed remote are not recognized as a provision nor disclosed; and

•     Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily pro rata basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation and exchange variations (on a daily pro rata basis).

r)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•     Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•     Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

KPMG Auditores Independentes

Dionysia Alves Barreto Avenue, 500, 10th floor

06086-050 - Sao Osasco / SP - Brazil

Postbox 79518 - Postal Code 04707-970 - São Paulo / SP - Brazil

Phone +55 (11) 2856-5300

www.kpmg.com.br

Audit of Net Book Value of Shareholders’ equity by Means of the Accounting Records

To

The Shareholders and the Board of Directors of

Banco Bradesco Cartões S.A.

Osasco - Sao Paulo

Information on the audit firm

1.         1. KPMG Auditores Independentes, a company established in the city of Osasco, at Avenida Dionysia Alves Barreto, 500, 10th floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 57.755.217 / 0022-53, registered with the Regional Accounting Council of the State of São Paulo under no. SP-028567 / F, represented by its undersigned partner, Mr. Carlos Massao Takauthi, Accountant, bearer of RG No. 20.522.133- SSP / SP, registered with the CPF under No. 144.090.838-99 and the Regional Council of Accounting of the State of São Paulo under No. 1SP206103 / O-4, resident and domiciled in São Paulo / SP with office at the same address as the represented, nominated by management of Banco Bradesco SA (“Institution”) - CNPJ 60.746.948/0001-12, to carry out the audit of net book value of shareholders' equity as of June 30, 2019, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, presents the results of its works.

Objective of the audit of Net Book Value

2.         The evaluation of net book value of shareholders' equity of Banco Bradesco Cartões S.A. as of June 30, 2019 is intended to meet the requirement of Article 227 of Law No. 6,404 of 1976 and will be used as a basis for the process of incorporation of the net book value of shareholders' equity Banco Bradesco Cartões S.A. by Banco Bradesco S.A., pursuant to the merger Protocol and Justification entered between the parties on July 29, 2019.

Responsibility of management for the financial information

3.         The institution's management is responsible for the bookkeeping and preparation of accounting information in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, as well as the relevant internal controls that it has determined necessary for allow the preparation of such accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Institution is described in Appendix II of the appraisal report.

Scope of work and responsibility of the independent auditor

4.         Our responsibility is to express a conclusion on the net book value of the Banco Bradesco Cartões S.A. shareholder’s equity as of June 30, 2019, based on the work conducted in accordance with CTG Technical Statement 2002, approved by the Federal Accounting Council (CFC), which provides for the application of audit examination procedures in the balance sheet of the Institution. Thus, we carried out the examination of Banco Bradesco Cartões S.A.’s balance sheet according to Brazilian and international auditing standards, which require the fulfillment of ethical requirements by the auditor and that the audit be planned and performed for the purpose of obtaining reasonable assurance that the shareholders’ equity calculated for the preparation of our audit of net book value is free of significant distortions.

5.         An audit involves the carrying out of procedures selected to obtain evidence related to the book values. The procedures selected depend on the auditor’s judgment, including an evaluation of the risk of significant distortions in the shareholders’ equity, irrespective of whether these are caused by fraud or errors. In this assessment of risks, the auditor considers relevant internal controls for the preparation of balance sheet of the Institution, to plan the audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the efficacy of these internal controls of the Institution. An audit also includes the evaluation of the adequacy of adopted accounting policies and reasonability of accounting estimates made by Management. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6.         Based on the work performed, we conclude that the amount of R$ 8,663,864,931.03 (eight billion six hundred sixty three million eight hundred sixty four thousand nine hundred thirty one reais and three cents), according to the Balance Sheet as of June 30, 2019, recorded in the accounting books and summarized in Appendix I, represents, in all material respects, the book value of shareholder’s equity of Banco Bradesco Cartões S.A, evaluated in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Osasco, July 29, 2019

KPMG Auditores Independentes

CRC SP-028567/F

Original report in Portuguese signed by

Carlos Massao Takauthi

Accountant CRC 1SP206103/O-4

Appendix I - Balance Sheet

Banco Bradesco Cartões S.A.

Company of the Bradesco Organization

CNPJ 59.438.325/0001-01

Financial Statement on June 30, 2019 - In Reais

CURRENT ASSETS	**30.461.106.387,53**
CASH AND CASH EQUIVALENTS	128.015.614,94
INTERBANK INVESTMENTS	**3.300.943.741,24**
Securities Purchased Under Agreements to Resell	3.161.649.610,49
Interbank Deposits	139.294.130,75
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	**21.718.643,17**
Derivative Financial Instruments	21.718.643,17
INTERBANK and INTERDEPARTMENTAL ACCOUNTS	**526.612,51**
Reserve requirement - Central Bank of Brazil	387.084,05
Internal Transfer of Funds	139.528,46
LOANS	**2.956.405.259,56**
Loans - Private Sector	5.267.186.320,49
Allowance for Loan Losses	(2.310.781.060,93)
OTHER RECEIVABLES	**24.005.463.515,05**
Sundry	24.611.046.238,14
Allowance for Losses on Other Receivables	(605.582.723,09)
OTHER ASSETS	**48.033.001,06**
Other Assets	7.052.736,46
Prepaid Expenses	40.980.264,60
LONG-TERM RECEIVABLES	**2.372.052.046,03**
INTERBANK INVESTMENTS	**415.392.500,08**
Interbank Deposits	415.392.500,08
LOANS	**378.538.175,74**
Loans - Private Sector	572.403.628,71
Allowance for Loan Losses	(193.865.452,97)
OTHER RECEIVABLES	**1.566.162.688,08**
Receivables	14.093.536,64
Sundry	1.552.104.008,41
Allowance for Losses on Other Receivables	(34.856,97)
OTHER ASSETS	**11.958.682,13**
Prepaid Expenses	11.958.682,13
PERMANENT ASSETS	**15.174.490.614,69**
INVESTMENTS	**14.538.068.283,85**
Equity Investment in Unconsolidated and Jointly Controlled Companies:	
- In Brazil	14.538.066.345,37
Other Investments	1.938,48
PREMISES AND EQUIPMENT	**15.851.570,25**
Other Premises and Equipment	62.285.765,18
Accumulated Depreciation	(46.434.194,93)
INTANGIBLE ASSETS	**620.570.760,59**
Intangible Assets	663.834.652,81
Accumulated Amortization	(43.263.892,22)
TOTAL	**48.007.649.048,25**

CURRENT LIABILITIES	**38.518.498.590,02**
DEPOSITS	**15.629.613.861,53**
Interbank deposits	15.629.227.301,41
Other Deposits	386.560,12
INTERBANK and INTERDEPARTMENTAL ACCOUNTS	**20.564.365.111,44**
Unsettled Payments and Receipts	20.483.932.463,79
Third-party Funds in Transit	80.432.647,65
DERIVATIVE FINANCIAL INSTRUMENTS	**5.227.147,54**
Derivative Financial Instruments	5.227.147,54
OTHER LIABILITIES	**2.319.292.469,51**
Payment of Taxes and Other Contributions	4.125.067,64
Social and Statutory	45.156.784,05
Tax and Social Security	382.043.644,06
Sundry	1.887.966.973,76
LONG-TERM LIABILITIES	**825.285.527,20**
DEPOSITS	**791.440.826,93**
Interbank deposits	791.440.826,93
DERIVATIVE FINANCIAL INSTRUMENTS	**1.149.027,00**
Derivative Financial Instruments	1.149.027,00
OTHER LIABILITIES	**32.695.673,27**
Tax and Social Security	17.394.913,69
Sundry	15.300.759,58
SHAREHOLDER'S EQUITY	**8.663.864.931,03**
Capital:	
- Domiciled in Brazil	5.470.960.776,27
Profit Reserves	3.028.233.347,04
Asset Valuation Adjustments	164.670.807,72
TOTAL	**48.007.649.048,25**

The accompanying Notes are an integral part of these Financial Statements.

Appendix II

BANCO BRADESCO CARTÕES S.A.

1)FINANCIAL STATEMENTS PRESENTATION

The Financial Statements were prepared based on accounting guidelines included in Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), with the amendments introduced by Laws No. 11,638/07 and No. 11,941/09 as they relate to the accounting for operations, associated with the rules and instructions of the National Monetary Council (CMN), and the Central Bank of Brazil (Bacen). They include estimates and assumptions, such as: fair value estimates of impairment losses of non-financial assets. Actual results may differ from those based on estimates and assumptions.

On June 30, 2019, the financial statements were prepared to assist the management’s specific objectives related to the incorporation process. Thus, in accordance with BACEN Circular No, 3,017/00, comparative financial statements are not presented.

2)SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements are presented in Brazilian reais, which is also the functional currency of Bradesco Cartões.

b)   Income and expense recognition

The result is determined in accordance with the regime of competence, which establishes that revenues and expenditures should be included in the calculation of the results of the periods in which they occur, always simultaneously when they are correlated, irrespective of receipt or payment. Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro rata basis and calculated using the compounding method, except when they relate to foreign transactions, which are calculated using the straight-line method.

Operations with post-fixed rates or those indexed to foreign currencies are restated until the balance sheet date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in the open market, interbank deposits, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by the Institution to manage its short-term commitments.

d)   Interbank investments

Securities purchased under agreements to resell are stated at fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

Appendix II

e)   Securities – Classification

•  Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•  Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized. The Institution does not have securities under this category; and

•  Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period. The Institution does not have securities under this category.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the financial statement at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

f)    Derivative Financial Instruments (assets and liabilities)

Derivate instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Institution’s own needs in order to manage overall exposure. The gains or losses are recorded in profit-and-loss accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•     Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•     Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

g)   Loans and leases, other receivables with credit characteristics and allowance for loan losses

Loans and leases and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to contract, debtors and guarantors.

Past-due period	Customer rating
from 15 to 30 days	B
from 31 to 60 days	C
from 61 to 90 days	D
from 91 to 120 days	E
from 121 to 150 days	F
from 151 to 180 days	G
more than 180 days	H

Appendix II

Interest and inflation adjustments on past-due transactions are only recognized in the Income Statement up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts after the 60th day and are only recognized in the Income Statement when received.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated loans are maintained at least at the same level in which they were classified on the date of renegotiation. Renegotiations of loans operations that had already been written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the loan or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

The classification of the generally loans to the same economic client or group is defined as the one that presents the highest risk. In exceptional cases, different ratings for a particular loan are accepted according to the nature, value, purpose of the loan and characteristics of the guarantees.

h)   Income tax and social contribution (assets and liabilities)

The tax credits of income tax and social contribution on the net profit, calculated on the tax loss, negative base of social contribution and of temporary additions, are recognized in “Other Receivables - Sundry” and the provisions for the deferred tax liabilities on the adjustments to the market value of securities, restatement of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”.

The tax credits on the temporary additions will be made on the use and/or reversal of the respective provisions on which they were constituted. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. The social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate is 15% again as from January 2019.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

Appendix II

i)    Investments

Investments in subsidiaries and affiliates, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at acquisition cost, less impairment, when applicable.

j)    Intangible assets

Correspond to rights purchased whose objects are intangible assets intended for maintenance of the Institution or which are exercised for such purpose.

Intangible assets comprise:

•     Future profitability/acquired client portfolio

They are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•     Software

They are stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete the software, as well as to reliably measure costs directly attributable to the asset, which will be amortized during the software’s estimated useful life, considering the economic benefits to be generated.

k)   Impairment

The financial and non-financial assets are assessed to verify whether there is objective evidence that a loss has incurred in its accounting value.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor,

possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value.

l)    Deposits

These are recognized at the value of the liabilities and include, when applicable, related interest accrued at the end of the reporting period, calculated on a daily pro rata basis.

m)  Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and according to Circular Letter No. 3,429/10, which are:

•    Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as virtually certain, and confirmation of the recoverability by receipt or compensation with other liabilities. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

Appendix II

•    Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever the loss is assessed as likely, which would entail a probable outflow of resources for the settlement of obligations, and when the sums involved are measurable with sufficient certainty;

•    Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses and should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•    Legal Obligations: Provision for Tax Risks: results from judicial proceedings in which Bradesco is contesting the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

n)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation variations (on a daily pro rata basis), less provision for losses, when deemed appropriate. Liabilities are stated at known or measurable amounts, including related charges and inflation variations (on a daily pro rata basis).

o)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

• Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

• Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 7, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.